



OPNET Technologies, Inc.

2011 ANNUAL REPORT

Received SEC

JUL 29 2011

Washington, DC 20549



Corporate Highlights

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 3, 2011 under "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q that we will file in fiscal 2012. The forward-looking statements provided in this Annual Report represent our expectations as of July 28, 2011. We anticipate that subsequent events and developments will cause our expectations to change. However, while we may elect to update this forward-looking information at some point in the future, we specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing our expectations as of any date subsequent to July 28, 2011.









SEC Mail Processing Section
JUL 29 2011
Washington, DC
110

Letter To Shareholders

Dear Shareholders,

Fiscal 2011 was a year of growth for OPNET. . We achieved record revenue of approximately $148 million, up by 17% relative to the prior fiscal year. We also increased new software license revenue by 39% to $72.4 million, grew operating income by 132% to $18.8 million, and increased deferred revenue to $47.5 million. We accomplished this with relatively flat headcount.

Due to OPNET's strong cash position and the ability we have shown to generate positive cash flow from operations, we increased our dividend distribution to $.10 per share for each of the four quarters in fiscal 2011. Additionally, we paid a one-time special dividend of $0.75 per share. Notwithstanding these dividend distributions, OPNET increased its cash position during fiscal 2011 to a record $114.7 million, up from $104.7 at the end of fiscal 2010.

In fiscal 2011, OPNET continued its broad initiative to expand its activities in Service Assurance, aligning its solution portfolio and service offerings with two highly complementary sectors: Application Performance Management (APM) and Network Performance Management (NPM). OPNET is a leader among IT management software vendors in promoting the view that NPM is, in fact, a key component of APM. OPNET and its customers have demonstrated that while NPM can be viewed as an IT discipline in its own right, it delivers far more value to the enterprise when viewed from an APM perspective, allowing a much more powerful service assurance capability to be developed. As a result of OPNET's innovative approach, increased market share, and visibility in the IT service management space, we were pleased to be recognized by multiple leading industry analysts as a significant player in APM. OPNET is now viewed as a prominent technology supplier with unique advantages due to its ability to span both APM and NPM. We believe that OPNET can achieve much deeper market penetration in this large and growing space, and have significantly expanded our marketing programs in order to achieve this goal.



We believe that our results in fiscal 2011 demonstrate that our strategy is working to grow our market recognition and our sales momentum. In fiscal 2011, OPNET continued to expand its network of sales partners and independent resellers, both in the US and overseas. Our channel program now generates over 20% of new product sales. In fiscal 2011, APM sales increased by 41% relative to the prior fiscal year – the third consecutive year of strong double-digit growth. During fiscal 2011, APM represented nearly 70% of product bookings.

During fiscal 2011 we also generated cash flow from operations of $26.7 million, maintained a strong balance sheet with no debt, and invested 24% of our total revenue into research and development. Despite the soft economy, we grew operating margin to 12.7% from 6.4% in fiscal 2010. We believe our expanded presence in the APM sector has positioned OPNET for long-term growth in revenue and profitability.

None of this would have been possible without the dedication and hard work of our staff and their successful track record of continuous innovation. During fiscal 2011, OPNET filed ten new patent applications, further building on our base of intellectual property and extending barriers to entry.

In summary, fiscal 2011 was a year of significant accomplishments for OPNET. We believe that we are uniquely positioned to be a leading global provider of IT Service Management solutions in a market where growth is driven by increasing infrastructure complexity, more stringent performance demands, and a need for greater automation in order to drive down costs.

We would like to thank all the employees of OPNET, our customers, and our shareholders for their commitment to our solutions and belief in our vision.

Marc A. Cohen
Chairman and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Corporate Profile

OPNET Technologies, Inc. is a leading provider of solutions for application and network performance management. Applications are utilized by the enterprise to conduct business, both internally and externally. Due to the many facets of their operations, most organizations have a large number of such applications, commonly several hundred, including dozens or more that are considered "mission critical." There are also other essential IT services, such as telephony, video-conferencing, and access to information (e.g., file storage and retrieval). It is indisputable that today's large organizations, and even many medium sized entities, have evolved a business model that is directly reflected by, and dependent upon, the services provided by IT. The IT organization's primary objective is to ensure that these services are provided with the level of reliability and performance required to satisfy the enterprise, which is the "customer" of IT.

Within this rapidly evolving, complex environment, traditional approaches to managing the performance of IT services are no longer sufficient to empower IT to provide the requisite level of service to the enterprise. These approaches provide the ability to monitor, record, and alert on basic health and status metrics of the individual elements that constitute the service delivery infrastructure. However, this "silo-based monitoring" paradigm falls short for two fundamental reasons: the information that is gathered is insufficiently fine-grained; and there is an absence of analytical tools needed to combine and correlate the many sources of information to deliver actionable information.

OPNET's solutions address the major requirements for service assurance, which are Application Performance Management (APM) and Network Performance Management (NPM), collectively referred to as Performance Management. These are central to OPNET's business strategy, and critical to organizations in every industry and geography. OPNET is uniquely positioned to deliver a suite of solutions that excel at addressing the most critical challenges associated with Performance Management.

- OPNET was among the first to recognize that beyond simply covering a broad scope of technology domains, management solutions should also enable organizations to bridge the gaps between domains, with data and workflow integrations that overcome the fractured approach that hinders end-to-end performance management.
- OPNET introduced new thinking about the respective roles of performance and forensic data, and an analytics framework that combines these data sets across its APM suite for greater insight into application behavior.
- OPNET is a leader in addressing the critical dependency of APM on NPM, particularly with the emerging prominence of cloud computing, virtualization, Service Oriented Architecture, and other models wherein the application is significantly more susceptible to network performance issues. Further, certain critical applications, by their nature, must be managed from the network perspective, including VoIP, video, and messaging.
- OPNET was an early promoter of Performance Engineering as a discipline, with methodologies and solutions for pre-deployment performance assurance. Recently, OPNET adapted these methodologies to ensure application performance in cloud deployments.
- OPNET was a leader in introducing licensing models that address dynamic environments inherent in virtualization and cloud computing. OPNET's approach covers all users and components associated with a given application, regardless of their number, location, or growth over time, and provides a clear view of the total cost of ownership.

OPNET continues to extend its well-established technology leadership, demonstrated by our substantial portfolio of intellectual property. Central to OPNET's approach is our **High Definition blueprint for APM,** which describes technology architecture and go-to-market strategy, highlighting differentiating characteristics of OPNET's approach. High Definition APM embodies the critical attributes of an effective APM solution, and is characterized by the following:

Breadth: Applications are implemented across many functional domains in the IT infrastructure. All of these domains may impact application performance. An APM solution with breadth provides visibility into all or most of these areas.

Depth: Depth is the "high resolution" part of high-definition. It means that the collected information is rich enough to characterize problems, uncover behavioral patterns, and isolate the root cause of performance issues.

Analytics: Breadth and depth multiply to yield vast quantities of data. Putting that data to work to solve problems requires advanced tools. OPNET calls these tools "Analytics": an array of algorithms and techniques for extracting useful information from data collected by the APM instrumentation. OPNET has been a pioneer in introducing advanced, yet practical analytics in APM solutions.

Integration: To address each of the domains of an application requires specialized tools. These tools, by their very nature, have different workflows and manipulate different types of information.

However, using the tools in a coordinated fashion delivers far more support and efficiency to APM users. OPNET's integrated solution suite provides workflows that transition between domains contextually, as well as true correlation and data fusion.

Low Overhead: APM capabilities become impractical to deploy if they impose overhead that noticeably impacts application performance. OPNET has specialized in developing zero-overhead passive monitoring and low-overhead agent-based technologies to collect data for its APM solutions. All of OPNET's solutions are designed for production environments.

OPNET's software solutions aim to generate return on investment for a broad customer base, including corporate enterprises, government agencies, network service providers, defense agencies, and network equipment manufacturers. These organizations rely on OPNET software to improve operational effectiveness through higher availability and performance, reduce mean time to resolution of incidents, accelerate the deployment of strategic services, reduce IT operating and capital costs, manage risk associated with growth and change, and increase productivity.

Application Performance Management

Application Performance Management is now a key IT discipline because maintaining the performance and availability of applications is the primary service an IT department provides to the enterprise. To enable this vital activity, OPNET has been delivering pioneering APM capabilities for more than eleven years, and has emerged as a leading provider of solutions in this rapidly growing market.

By implementing a comprehensive APM solution, IT organizations can realize the following high-impact benefits:

- Observe the experience of real application users live, and alert on service level agreement violations.
- Trend historical performance of an application to detect or confirm degradation in user experience.
- Accelerate troubleshooting and remediation.
- Eliminate "finger-pointing" among teams, promoting cooperative approaches to solving problems.
- Detect early warnings signs of application performance problems and take preventive action.
- Understand the relationship among applications and infrastructure components.
- Make informed decisions about infrastructure improvements related to application performance.
- Reduce the risk of delay or failure by verifying application readiness prior to deployment.

APM XPERT™ SOLUTION SUITE

AppResponse Xpert™ *(formerly ACE™ Live)* is an appliance-based solution that monitors and analyzes end-user experience. It also supports in-depth monitoring and analysis of the underlying network, a domain that is vital to comprehensive APM. AppResponse Xpert leverages the central role of the network in transporting transaction data to obtain vital information about relationships among clients and servers, and server tiers. On-board analytics extract transactions from application flows and break down application response time, identifying which parts of the infrastructure are contributing most to delays.

AppInternals Xpert™ *(formerly OPNET Panorama®)* delves into the complex software frameworks and operating systems of modern servers to extract vast amounts of performance and forensic data to support all aspects of APM from the server perspective. AppInternals Xpert can provide analysis for any type of application, but excels, in particular, in Java and .NET environments.

AppMapper Xpert™ automatically produces a run-time application map, identifying the underlying application components and infrastructure components that enable a production application. This model of the application, captured at the time of execution, is essential for troubleshooting application performance problems. It also provides critical information to improve many key operational processes, such as configuration and change management, impact analysis, migration to cloud computing, and data center virtualization and consolidation.

AppSQL Xpert™ provides deep visibility into database performance through real-time monitoring of a broad range of metrics, with drilldowns to fine-grained forensic database transaction data for troubleshooting. It performs detailed tracking of database usage for trending and performance optimization. It also detects database policy violations, such as unauthorized access and suspicious usage patterns. AppSQL Xpert provides high definition analysis of database performance while offering an agentless approach that imposes zero overhead on database operation.

BTM Xpert™ is a solution bundle that delivers business transaction management (BTM) and extends that paradigm by enriching it with significantly greater performance information. BTM Xpert leverages the capabilities of AppResponse Xpert for end-user experience monitoring and AppInternals Xpert for transaction following. BTM Xpert also joins two key workflows: user analytics, which identify when performance issues are impacting business operations; and deep transaction tracing for precise root cause analysis.

AppTransaction Xpert™ *(formerly ACE™ Analyst)* is a powerful tool for detailed analysis of individual transactions. In today's complex application architectures, a single transaction can involve many tiers and require thousands of messages to traverse the network. AppTransaction Xpert makes extensive use of patented visualization and analytics to accelerate troubleshooting in production. In pre-deployment, AppTransaction Xpert is used proactively and is the industry-leading solution for application network readiness testing.

AppSensor Xpert™ uses remote instrumentation interfaces exposed by many systems to enrich the data set used for APM analytics. In addition, AppSensor Xpert is able to capture performance information from infrastructure components that may otherwise be difficult to monitor, including servers, application components, network devices, and vendor-specific management systems. AppSensor Xpert supplies this data to the rest of OPNET's APM solution suite for a more complete picture of end-to-end application performance.

AppTransaction Xpert™ Packet Trace Warehouse *(formerly ACE™ Enterprise Management Server)* delivers centralized control and storage for AppTransaction Xpert transaction data and packet capture agents.

Network Performance Management

Network management teams who plan, engineer, and operate complex and constantly changing networks are responsible for the infrastructure that supports business-critical services and applications. OPNET's customers rely on our solutions to ensure high performance and availability. Key capabilities include the ability to:

- Validate network configuration changes prior to deployment.
- Enhance security and reliability with scheduled network audits.
- Optimize network performance through traffic engineering.
- Minimize costs through capacity planning.
- Ensure network survivability by simulating failures.
- Accelerate new service deployments and data center consolidations.
- Visualize the network in logical and physical views, including live overlays of infrastructure and traffic.
- Automate troubleshooting procedures.
- Automatically produce up-to-date network diagrams for regulatory compliance, faster troubleshooting, and engineering changes.

NETONE™ SOLUTIONS SUITE

IT NetMapper® and **SP NetMapper®** automatically produce engineering-quality network diagrams, which are comprehensive, and up-to-date. NetMapper generates network documentation in the popular Microsoft Visio® format. The solution eliminates the burdensome effort associated with manually representing the state of the network, thereby improving timeliness, accuracy, and usefulness of diagrams. NetMapper is the only solution on the market today capable of generating logical and physical diagrams with a level of detail and graphical quality that rivals diagrams network engineers create by hand. NetMapper takes diagramming one step further by leveraging OPNET's rich repository of discovered network data to enhance diagrams with detailed configuration information.

IT Sentinel® and **SP Sentinel®** ensure correct network operation, performance, resiliency, compliance, and security for enterprises and service providers. Sentinel performs automated, systematic, network-wide configuration audits of the production network, identifying errors and misconfigurations that can impact network availability, performance, and security. Sentinel detects unexposed problems, and proactively notifies staff of critical errors. Sentinel leverages OPNET's rich repository of discovered network data,

including device configuration and connectivity, in order to provide the most advanced network auditing capability available today. For example, Sentinel is unique in its ability to verify configuration consistency across groups of devices, based on its understanding of network connectivity and inter-device relationships.

OPNET nCompass® for Enterprises and **OPNET nCompass® for Service Providers** provide a unified, graphical visualization of large, heterogeneous production networks, including devices, their connectivity and status, and live traffic. nCompass unifies data from a wide range of network management systems, providing consolidated views for more intuitive and productive navigation and analysis. nCompass's geographical network dashboard is dynamically updated with real-time operational information. Third-party tools can be launched from its console for deeper drill-down and assisted troubleshooting.

IT Guru® Network Planner automates analysis and planning of multi-layer, multi-vendor networks. Organizations can accurately plan for growth, consolidation, technology migration, and new application deployments, including Voice-Over-IP (VoIP), Virtual Private Networks (VPNs), and IPv6. Exclusive OPNET algorithms automatically suggest optimizations for the network in terms of capacity and configuration to meet traffic growth projections, and achieve performance and survivability.

SP Guru® Network Planner provides additional network planning and design capabilities to meet the unique requirements of network service providers, enabling them to accelerate new service deployment and maximize return on network investments. SP Guru Network Planner automatically performs traffic engineering for MultiProtocol Label Switching (MPLS) networks, and optimizes Quality of Service (QoS) for offerings such as VoIP.

SP Guru®Transport Planner enables service providers and network equipment manufacturers to design resilient, cost effective optical and SONET networks. It performs "what if" analyses for a wide variety of transport network architectures, technologies, and design scenarios, featuring unique multi-layer network presentation and optimization and design capabilities. SP Guru Transport Planner integrates with SP Guru Network Planner to provide a unique capability for optimization of capacity and survivability that spans both the optical transport network and the IP/MPLS network.

Network R&D

Network R&D organizations rely on OPNET software to boost productivity, improve product performance and quality, and accelerate time-to-market for fixed and wireless communication technologies. Key capabilities include the ability to:

- Optimize proprietary wireless protocols and technologies.
- Test and demonstrate technology designs in realistic scenarios before production.
- Increase network R&D productivity and accelerate time-to-market.

OPNET MODELER® SOLUTIONS SUITE

OPNET Modeler® accelerates the R&D process for analyzing and designing communication networks, devices, protocols, and applications. Users can analyze simulated networks to compare the impact of different technology designs on end-to-end behavior. Modeler incorporates a broad library of protocols and technologies, and includes a development environment to enable modeling of all network types and technologies.

Modeler Wireless Suite provides high fidelity modeling, simulation, and analysis of a wide range of wireless networks. Technology developers leverage advanced simulation capabilities and rich protocol model suites to design and optimize proprietary wireless protocols, such as access control and scheduling algorithms. Simulations incorporate motion in mobile networks, including ground, airborne, and satellite systems. Modeler Wireless Suite supports any network with mobile devices, including cellular, mobile ad hoc networks, wireless LAN, and satellite.

Modeler Wireless Suite for Defense supports the unique R&D requirements of the defense community, including research and development of network protocols and architectures crucial to Network-Centric Warfare implementations. Three-dimensional displays of network simulations incorporate topology, node relationships, and performance statistics, overlaid on realistically rendered terrain. Modeler Wireless Suite for Defense enables analysis and prediction of communications effects in the theater of operations. Interaction of simulated and real systems is also supported, using OPNET's System In The Loop module.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

8	Selected Consolidated Financial Data
9	Management's Discussion and Analysis of Financial Condition and Results of Operations
25	Quantitative and Qualitative Dusclosures About Market Risk
26	Management's Report on Internal Control Over Financial Reporting
27	Report of Independent Registered Public Accounting Firm
28	Report of Independent Registered Public Accounting Firm
29	Consolidated Balance Sheets
30	Consolidated Statements of Operations
31	Consolidated Statements of Changes in Stockholders' Equity
32	Consolidated Statements of Cash Flows
33	Notes to Consolidated Financial Statements

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2011, 2010, and 2009, and the balance sheet data as of March 31, 2011 and 2010, are derived from our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2009, 2008 and 2007 and the statement of operations data for the years ended March 31, 2008 and 2007 are derived from our consolidated financial statements that are not included in this Annual Report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
	2011	**2010**	**2009**	**2008**	**2007**
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenue:					
Product	**$ 72,392**	$ 52,252	$ 51,211	$ 38,838	$ 43,186
Product updates, technical support and services	**53,392**	47,264	43,067	34,787	28,062
Professional services	**22,202**	26,831	28,601	27,721	23,882
Total revenue	**147,986**	**126,347**	**122,879**	**101,346**	**95,130**
Cost of revenue:					
Product	**9,293**	5,983	3,536	1,035	638
Product updates, technical support and services	**5,260**	4,859	4,665	4,514	3,264
Professional services	**16,183**	19,328	20,911	19,154	15,904
Amortization of acquired technology	**2,050**	1,835	2,172	1,486	723
Total cost of revenue	**32,786**	**32,005**	**31,284**	**26,189**	**20,529**
Gross profit	**115,200**	**94,342**	**91,595**	**75,157**	**74,601**
Operating expenses:					
Research and development	**34,718**	32,043	30,791	27,471	21,688
Sales and marketing	**48,733**	43,181	42,533	39,357	34,133
General and administrative	**12,947**	11,011	11,857	11,747	10,994
Total operating expenses	**96,398**	**86,235**	**85,181**	**78,575**	**66,815**
Income (loss) from operations	**18,802**	8,107	6,414	(3,418)	7,786
Interest and other (expense) income, net	**(151)**	(70)	1,246	3,579	3,834
Income before provision for income taxes	**18,651**	8,037	7,660	161	11,620
Provision (benefit) for income taxes	**6,250**	2,214	2,928	(372)	3,655
Net income	**$ 12,401**	**$ 5,823**	**$ 4,732**	**$ 533**	**$ 7,965**
Basic net income per common share	**$ 0.57**	**$ 0.28**	**$ 0.23**	**$ 0.03**	**$ 0.39**
Diluted net income per common share	**$ 0.55**	**$ 0.28**	**$ 0.23**	**$ 0.03**	**$ 0.37**
Basic weighted average shares outstanding	**21,429**	20,529	20,296	20,342	20,357
Diluted weighted average shares outstanding	**22,130**	20,790	20,533	20,596	21,189
BALANCE SHEET DATA (END OF PERIOD):					
Cash, cash equivalents and marketable securities	**$114,728**	$ 104,681	$ 91,989	$ 85,829	$ 91,381
Total assets	**$191,823**	$ 178,352	$ 166,064	$ 153,538	$ 147,658
Dividends declared per common share (a)	**$1.15**	$ 0.36	$ —	$ —	$ —
Total stockholders' equity	**$124,823**	$ 118,676	$ 116,505	$ 110,645	$ 112,871

(a) Includes special dividend of $0.75 per share in fiscal 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

OPNET Technologies, Inc. is a provider of application and network performance management, or APM, solutions. Our software products address application performance management, network operations, capacity management, and network research and development. Our customers include corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. Our software products and related services are designed to help our customers make better use of resources, reduce operational problems and improve competitiveness.

We operate in one reportable industry segment, the development and sale of computer software products and related services. Our operations are principally in the United States, and we have subsidiaries in Belgium, France, Germany, the United Kingdom and Singapore. We primarily depend upon our direct sales force to generate revenue in the United States. Sales outside the United States are made through our international sales team as well as third-party distributors and value-added resellers, who generally are responsible for providing technical support and service to customers within their territory.

Our revenue is derived from three primary sources: (1) product, (2) product updates, technical support and services, and (3) professional services, which include consulting and training services for customers without current maintenance agreements. Product revenue represents all fees earned from granting customers licenses to use our software and fees associated with hardware necessary to run our software, and excludes revenue derived from product updates, which are included in product updates, technical support, and services revenue. Our software master license agreement provides our customers with the right to use our software either perpetually, which we refer to as perpetual licenses, or during a defined term, generally for one to four years, which we refer to as term licenses. For the years ended March 31, 2011, 2010, and 2009, perpetual licenses represented approximately 91%, 92%, and 93% of product revenue, respectively. Substantially all of our product arrangements include both product licenses and product updates, technical support, and services. Product updates, technical support, and services revenue represent fees associated with the sale of unspecified product updates, technical support and when-and-if available training under our maintenance agreements. We offer professional services, under both time-and-material and fixed-price agreements, primarily to facilitate the adoption of our software products.

We consider our consulting services to be an integral part of our business model as they are centered on our software product offerings. Because our consulting services facilitate the adoption of our software product offerings, we believe that they ultimately generate additional sales of product licenses.

The key strategies of our business plan include increasing sales to existing customers, increasing deal size by selling modules and introducing new software products, improving our sales and marketing execution, establishing alliances to extend our market reach, increasing our international presence and increasing profitability. We have focused our sales, marketing, and other efforts on corporate enterprise and United States government opportunities, and to a much lesser extent, service provider and network equipment manufacturer opportunities. Our focus and strategies are designed to increase revenue and profitability. Because of the uncertainty surrounding the amount and timing of revenue growth, we expect to need to closely control the increases in our total expenses as we implement these strategies.

In March 2008, we launched an initiative to extend our market reach by establishing sales alliances with third parties called the Synergy program. The Synergy program is designed to increase the penetration of our software products, particularly into mid-sized organizations. The Synergy program's primary focus is on selling our application performance management software products, including AppResponse Xpert that provides end-user experience monitoring and real-time application performance analytics, as we believe these software products are particularly well-suited for indirect channel distribution. As of March 31, 2011, there were 139 third parties participating in our Synergy program.

SUMMARY OF OUR FISCAL 2011 FINANCIAL PERFORMANCE

During fiscal 2011, as compared to fiscal 2010, we generated growth in total revenue and expanded our income from operations and net income. The increase in total revenue was primarily the result of growth in sales of our APM products to corporate enterprise customers. We believe the increase in sales of our APM products is the result of competitive advantages offered by our products and increased sales efforts on our part, together with loosening customer budgets and more normal purchasing patterns as compared to fiscal 2010.

During fiscal 2011, as compared to fiscal 2010, we also generated an increase in deferred revenue and cash flows from operations. The increase in deferred revenue was largely the result of growth in the sale of new maintenance contracts. The increase in cash flows from operations was primarily the result of growth in sales of our products and maintenance contracts together with strong collections activity during fiscal 2011.

The following table summarizes information on some of our key financial and operating metrics.

	Fiscal 2011	Fiscal 2010	Amount Change	Percentage Change
		(dollars in thousands, except per share data)		
FINANCIAL DATA:				
Total revenue	**$ 147,986**	$ 126,347	$ 21,639	17.1%
Total cost of revenue	**$ 32,786**	$ 32,005	$ 781	2.4%
Gross profit	**$ 115,200**	$ 94,342	$ 20,858	22.1%
Gross profit as a percentage of total revenue (gross margin)	**77.8%**	74.7%		
Total operating expenses	**$ 96,398**	$ 86,235	$ 10,163	11.8%
Income from operations	**$ 18,802**	$ 8,107	$ 10,695	131.9%
Income from operations as a percentage of total revenue (operating margin)	**12.7%**	6.4%		
Net income	**$ 12,401**	$ 5,823	$ 6,578	113.0%
Diluted net income per common share	**$ 0.55**	$ 0.28	$ 0.27	96.4%
OTHER OPERATIONS DATA:				
Total employees (period end)	**578**	582	(4)	(0.7)%
Total average employees	**567**	580	(13)	(2.2)%
Total consultants (period end)	**86**	100	(14)	(14.0)%
Total period end quota-carrying sales persons (excluding directors and inside sales representatives)	**73**	72	1	1.4%
FINANCIAL CONDITION AND LIQUIDITY DATA:				
Cash, cash equivalents, and marketable securities (period end)	**$ 114,728**	$ 104,681	$ 10,047	9.6%
Cash flows from operating activities	**$ 26,675**	$ 21,777	$ 4,898	22.5%
Total deferred revenue (period end)	**$ 47,497**	$ 43,371	$ 4,126	9.5%

We achieved growth in product revenue and product updates, technical support and services revenue, offset by a decrease in professional services revenue during fiscal 2011, as compared to fiscal 2010. Product revenue increased by $20.1 million, or 38.5%, and product updates, technical support and services revenue increased by $6.1 million, or 13.0%, which was partially offset by a decrease in professional services revenue of $4.6 million, or 17.3%. The increase in product revenue was the result of growth in sales to corporate enterprise customers. The increase in revenue from product updates, technical support and services revenue reflects growth in the overall customer installed base. Increases in the overall customer installed base increase the demand for annual renewals of maintenance contracts. The sequential decrease in revenue from professional services was largely the result of a decrease in billable hours worked on projects for United States government customers. We believe the decrease in billable hours worked on projects for United States government customers was primarily related to budget constraints. We believe the sequential decrease in revenue from professional services is also due to an increase in the proportion of sales of our APM products as compared to our other products,

as our APM products generally require less consulting services to implement. Total revenue generated from sales to United States government customers decreased by $2.2 million during fiscal 2011 as compared to fiscal 2010. The percentage of total revenue from United States government customers decreased to 32.5% in fiscal 2011 from 39.9% in fiscal 2010. We believe the decrease in revenue from United States government customers was due to budget constraints experienced by United States government customers during fiscal 2011.

Our international revenue increased 35% to $38.3 million, or 25.9% of total revenue, for fiscal 2011. We expect revenue from sales outside the United States to continue to account for a significant portion of our total revenue in the future. The increase in international revenue was primarily the result of growth in sales of our APM products to corporate enterprise. International revenue in fiscal 2011 also benefited from a more experienced direct sales force, an increased number of VARs, and our increased focus on sales to corporate enterprises. Sales to corporate enterprises accounted for the largest portion of our international revenue during fiscal 2011. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets.

During fiscal 2011, gross profit increased 22.1% to $115.2 million. Our gross margin increased to 77.8% for fiscal 2011 from 74.7% in fiscal 2010. The increase in our gross profit and gross margin was primarily due to an increase in product revenue of $20.1 million in fiscal 2011 and an increase in our product updates, technical support and services revenue of $6.1 million during fiscal 2011 as compared to fiscal 2010, as our gross margin on product revenue and product updates, technical support and services revenue during fiscal 2011 was 87.2% and 90.2%, respectively.

During fiscal 2011, operating income increased to $18.8 million from $8.1 million during fiscal 2010. The increase in operating income was largely the result of an increase in revenue of 17.1%, while holding our operating expense increase to 11.8%.

TRENDS THAT MAY AFFECT OUR BUSINESS AND FUTURE RESULTS

We anticipate the following trends and patterns over the next several quarters:

TOTAL REVENUE. We believe the current economic environment is showing signs of improvement, but our ability to generate increased revenue domestically and internationally will depend largely upon continued improvement in economic conditions. We expect future growth opportunities in product revenue and product updates, technical support and services revenue to come from sales to corporate enterprise customers and the United States government, as we believe our products offer competitive advantages in these markets. Our ability to generate increased revenue from United States government customers will be impacted by the length and severity of budget constraints. We expect product revenue and product updates, technical support and services revenue from sales to service providers and network equipment manufacturers to fluctuate from quarter to quarter with the potential for periods of declining revenue. Our ability to increase professional services revenue will depend in part on our ability to attract and retain additional qualified consultants, including those with security clearances. We believe that continued increases in the proportion of sales of our APM products, as compared to our other products, would cause the percentage of our total revenue attributable to professional services revenue to decline and might also cause an absolute decline in professional services revenue because our APM products generally require less consulting time to implement. As a result of these factors, we believe that we will likely experience fluctuations in quarterly revenue.

GROSS PROFIT MARGIN. Our overall gross profit margin will continue to be affected by the percentage of total revenue generated from product revenue and product updates, technical support and services revenue, as revenue from these sources have substantially higher gross margins than the gross margin on revenue from professional services. Our overall gross profit margin will also be affected by the profitability of individual consulting engagements. Amortization of technology associated with the purchase and/or acquisition of technology we may make in future periods may also affect our gross profit margin.

RESEARCH AND DEVELOPMENT EXPENSE. We believe that continued investment in research and development will be required to maintain our competitive position and broaden our software product lines, as well as enhance the features and functionality of our current software products, especially our APM products. We believe there is more competition in the markets served by our APM products as compared to the markets for our other products. We made personnel investments in research and development during fiscal 2010 and 2011, and we plan to continue making investments in additional personnel during the next several quarters. We expect that the absolute dollar amount of these expenses will grow but generally decrease as a percentage of total revenue in future periods. Our ability to decrease this expense as a percentage of revenue will depend upon increases in our revenue, among other factors.

SALES AND MARKETING EXPENSE. We depend upon our direct sales model to generate revenue and believe that increasing the size of our quota-carrying sales team is essential for long-term growth. During fiscal 2011, we focused on improving the productivity of our existing sales force and only made modest investments in additional direct sales personnel. We plan to accelerate our hiring of quota-carrying salespeople as compared to fiscal 2011 in order to address what we believe is a large and growing market for our products. We also plan to increase expenditures in areas we believe will enhance

the visibility of our products in the marketplace, especially our APM products. While we expect that the absolute dollar amount of sales and marketing expense will increase in fiscal 2012 as compared to fiscal 2011, our ability to lower this expense as a percentage of revenue will depend upon increases in our revenue.

GENERAL AND ADMINISTRATIVE EXPENSE. We expect the dollar amount of general and administrative expenses to increase as we continue to expand our operations but generally decrease as a percentage of total revenue in future periods. Our ability to decrease this expense as a percentage of revenue will depend upon increases in our revenue, among other factors.

OPERATING MARGIN. Since a significant portion of our product arrangements close in the latter part of each quarter, we may not be able to adjust our cost structure in the short-term to respond to lower than expected revenue, which would adversely impact our operating margin and earnings. Our operating margin increased to 12.7% during fiscal 2011 from 6.4% during fiscal 2010. We remain committed to increasing profitability and generating long-term growth. As the economy improves, we plan to strategically increase research and development and marketing expenditures in order to maintain our products' competitive advantages and increase market share. While we intend to strategically increase expenditures in certain areas, we intend to closely monitor and control overall operating expense in order to maximize our operating margin.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The accompanying discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the estimates made by management with respect to these and other items that require management's estimates.

We have identified the accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These critical accounting policies relate to revenue recognition and deferred revenue, stock based compensation, allowance for doubtful accounts, valuation of long-lived assets, including intangible assets and impairment review of goodwill, software development costs, and income taxes. These policies, and our procedures related to these policies, are described in detail below. In addition, please refer to Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion of our accounting policies.

Revenue Recognition. We derive revenue from three primary sources: (1) products, (2) product updates, technical support and services, which include product updates, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. We recognize revenue based on the provisions of Accounting Standards Codification 605-985 Revenue Recognition - Software, or ASC 605-985.

Product Revenue

Product revenue represents all fees earned from granting customers perpetual and term licenses to use our software as well as the hardware that we use to deliver our AppResponse Xpert software products. It excludes revenue derived from product updates, which is included in product updates, technical support and services revenue. For the years ended March 31, 2011, 2010, and 2009, perpetual licenses represented approximately 91%, 92%, and 93% of product revenue, respectively. Product revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the product fee is fixed or determinable, and (iv) collectibility is probable. We analyze each of these four criteria as follows:

- ***Persuasive evidence of an arrangement exists.*** For license arrangements with end-users, it is our customary practice to have a written software license agreement, which is signed by both the end user and us, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with us, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which we collectively refer to as resellers, are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and us, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, our master reseller agreement requires that the reseller provide us copies of the end user's executed software master license agreements.
- ***Delivery has occurred.*** Physical delivery of our software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing our software products to a

common carrier, usually FOB shipping point based on standard agreement terms. Software licenses may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.

- ***The fee is fixed or determinable.*** It is our policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. Our normal payment terms for our software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond our normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- ***Collectibility is probable.*** Collectibility is assessed on a customer-by-customer basis. We typically sell to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If we determine from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, we defer recognition of product revenue until the criteria are met. When the sale of the software product requires us to make significant enhancements, customization or modifications to the software that are essential to its functionality, product revenue and consulting fees are recognized using contract accounting under ASC 605-35, Revenue Recognition – Construction-Type and Production. We estimate the percentage-of-completion, under ASC 605-35, based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of product revenue and professional services revenue under certain contracts and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in our revenue and results of operations if we are required to increase or decrease previously recognized revenue related to a particular project or if we expect to incur a loss on the project.

All fees billed to clients for shipping and handling are classified as product revenue. All costs associated with shipping and handling are classified as cost of product revenue.

Product Updates, Technical Support and Services Revenue

Product updates, technical support and services revenue represents fees associated with the sale of product updates, training, and technical support, all except technical support provided on a when-and-if-available basis under our maintenance agreement. Payments for product updates, technical support and services on initial order or on renewal are generally made in advance and are nonrefundable. Product updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial product purchase. Product updates, technical support and services may be renewed upon expiration of the term. Customers can purchase product updates separately from technical support and services. Revenue from product updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

We allocate revenue under multiple-element arrangements, which typically include product, consulting services, training and maintenance agreements sold together, to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to our vendor-specific objective evidence of fair value, or VSOE. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. We apply discounts, if any, to the delivered elements, usually product, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If we are unable to establish VSOE for an undelivered post contract support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, our allocation methodology is based on VSOE of fair value for our professional services which is determined by the price charged when sold

separately, and the contractually stated renewal rates for our PCS, generally 18% to 21% of the license fee paid on perpetual licenses. We use the residual method to allocate any remaining arrangement fee to product revenue.

Professional Services Revenue

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, we recognize revenue under the entire arrangement under the percentage-of-completion method. For income statement classification purposes, we have developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under ASC 605-985, when services are not essential to the functionality of the software. In these circumstances, we allocate revenue to the various elements of the arrangement based on our VSOE of fair value and the residual amount is allocated to product revenue.

We sell product, product updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide product updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. We record revenue from sales to distributors at the amounts charged to the distributor and in the same manner as product, product updates, technical support and services sales sold through our direct sales force. We classify amounts received in advance of revenue recognition as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis and, as such, are excluded from revenues.

INCOME TAXES. We account for income taxes in accordance with ASC 740, Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Under ASC 740, deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, research and development tax credits, and foreign tax credits.

ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. We continually review tax laws, regulations and guidance in order to properly record any uncertain tax positions. At March 31, 2011, the gross unrecognized benefit related to uncertain tax benefits was $691,000, $669,000 of which would favorably affect the effective income tax rate in future periods. The total amount of gross unrecognized tax benefits related to uncertain tax positions as of April 1, 2010 was $786,000. Of this total, $761,000 represents the amount of unrecognized tax benefits, net of federal benefit on state issues that, if recognized, would favorably affect the effective income tax rate in any future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2011, 2010, and 2009 follows:

	2011	2010 *(in thousands)*	2009
Beginning balance	**$ 786**	**$ 804**	**$ 838**
Gross decreases – prior period tax positions	—	45	—
Gross increases – current period tax positions	**154**	150	139
Gross increase – prior period tax postions	**60**	—	—
Settlements	**(106)**	(19)	—
Lapse of statute of limitations	**(203)**	(197)	(159)
Foreign currency translation adjustment	—	3	(14)
Ending balance	**$ 691**	**$ 786**	**$ 804**

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that we operate:

Australia	FY08 – FY09
Belgium	FY08 – FY10
France	FY07 – FY10
Germany	FY05 – FY09
Singapore	FY08 - FY10
United Kingdom	FY10
United States	FY08 – FY10
Maryland	FY07 – FY10

We are currently under an income tax audit in Germany for fiscal years 2005 through 2007.

Our continuing practice is to recognize interest, if any, related to income tax matters in interest expense in our consolidated statements of operations and penalties as part of general and administrative expense in our consolidated statements of operations. During fiscal 2011, we recognized $9,000 in potential interest expense associated with uncertain tax positions. During fiscal 2010, we recognized $6,000 in potential interest expense associated with uncertain tax positions and reversed $13,000 associated with potential claims barred by the statute of limitations. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2011 was $17,000 and $107,000, respectively.

We believe it is reasonably possible that changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of our state and local income taxes. In the aggregate, we believe the liability for uncertain tax positions could decrease by $30,000 in the next twelve months.

Stock-Based Compensation. ASC 718 Compensation – Stock Compensation requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which include employee stock option plans, restricted stock grants, and employee stock purchase plans. We have elected to use straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. Our stock options and nonvested stock do not contain performance conditions. There have been no modifications to awards in 2011 or 2010.

Our stock option grants are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, which we recognize over the requisite service period.

To estimate the grant-date fair value of our stock options, we use the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury bond due in a number of years equal to the option's expected term. To estimate expected volatility, we analyze the historic volatility of our common stock. We did not grant any stock options during fiscal 2011. As of March 31, 2011, nonvested stock-based deferred compensation associated with the stock options totaled $710,000, which we expect to recognize over a weighted average period of 2 years.

We recognize compensation cost for stock option grants on a straight-line basis over the requisite service period for the entire award from the date of grant through the period of the last separately vesting portion of the grant. We recognize compensation cost within the income statement in the same expense line as the cash compensation paid to the respective employees. ASC 718 also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. We will recognize the impact on compensation cost due to changes in the expected forfeiture rate of 10% in the period that they become known. We do not apply a forfeiture rate to the options granted to certain key executives or directors. We have concluded that historically certain key executives and directors will perform the requisite service to vest in the award.

We account for our restricted stock grants as equity awards. The expense is based on the price of our common stock, and is recognized on a straight-line basis over the requisite service period. The restricted stock agreements do not contain any post-vesting restrictions. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted restricted stock. We will recognize the impact on compensation cost due to changes in the expected forfeiture rate of 10% in the period that they become known. We do not apply a forfeiture rate to the restricted stock granted to certain key executives or directors. As of March 31, 2011, nonvested stock-based deferred compensation associated with restricted stock totaled $2.3 million, which we expect to recognize over a weighted average period of 1 year.

Our 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 3,070,000 shares of our common stock. On September 14, 2009, our stockholders voted to increase the number of shares authorized for issuance under the ESPP from 820,000 shares to 3,070,000 shares, effective February 1, 2010. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends

on the last day of January and July of each year. To estimate the fair value of shares issued under our ESPP, we use the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an ESPP share at the beginning of the plan period based on the following: the price of the underlying stock on the first day of the plan period; the estimated dividend yield; a "risk-free" interest rate; the term of the plan period, which is six months; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury Bond due in six months. To determine expected volatility, we analyze the historical volatility of our stock over the 6 months prior to the first day of the plan period. We calculate the expense based on the difference between the fair market value of the shares purchased at the close of each plan period and the discounted price paid by the employee, and we recognize that expense on a straight-line basis over the plan period. As of March 31, 2011, nonvested stock-based deferred compensation associated with the ESPP totaled $197,000, which we expect to recognize over a weighted average period of 4 months.

Cash, Cash Equivalents, and Marketable Securities. We measure our cash and cash equivalents using the fair value measurement principles of ASC 820 Fair Value Measurements and Disclosures, or ASC 820, which requires that fair value be based on the assumptions that market participants would use when pricing an asset or liability. ASC 820 requires disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable inputs
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. We view corporate notes as Level 2 assets, and money market funds as Level 1 assets. We did not hold any marketable securities at March 31, 2010.

The following table summarizes the composition of our marketable securities at March 31, 2011:

March 31, 2011
(in thousands)

					Classification on Balance Sheet	
	Gross Amortized Cost	Gross Unrealized Gain	Unrealized Loss	Market Value	Short-Term Investments	Long-Term Investments
United States government obligations	$ 31,428	$ 4	$ —	$ 31,432	$ 31,432	$ —
Total marketable securities	**$ 31,428**	**$ 4**	**$ —**	**$ 31,432**	**$ 31,432**	**$ —**

The following table details the fair value measurements within the three levels of fair value hierarchy of our financial assets, consisting of cash, cash equivalents, and marketable securities, at March 31, 2011 and 2010:

	Total Fair Value	Fair Value Measurement at March 31, 2011 Using		
		Level 1	Level 2	Level 3
		(in thousands)		
Cash	$ 30,821	$ 30,821	$ —	$ —
Money market funds	48,976	48,976	—	—
United States government obligations included in cash & cash equivalents	3,499	3,499	—	—
United States government obligations included in marketable securities	31,432	31,432	—	—
Total	**$ 114,728**	**$ 114,728**	**$ —**	**$ —**

	Total Fair Value	Fair Value Measurement at March 31, 2010 Using		
		Level 1	Level 2	Level 3
		(in thousands)		
Cash	$ 21,545	$ 21,545	$ —	$ —
Money market funds	83,136	83,136	—	—
Total	**$104,681**	**$ 104,681**	**$ —**	**$ —**

At March 31, 2011 and 2010, we valued money market funds and United States government obligations using a Level 1 valuation because market prices in active markets for identical assets were readily available. The per-share net asset value of our money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2011; there were no withdrawal limits on redemptions for any of the money market funds that we hold. We did not group any financial assets using Level 2 or Level 3 valuations at March 31, 2011 or 2010.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, we consider the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change, our estimates may also change, which could affect the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances could be required. As of March 31, 2011 and 2010, accounts receivable and unbilled accounts receivable totaled $34.5 million and $32.8 million, net of an allowance for doubtful accounts of $346,000 and $336,000, respectively.

Valuation of Intangible Assets and Goodwill. We account for our goodwill and intangible assets in accordance with ASC 805, Business Combinations and ASC 350, Intangibles – Goodwill and Other. Our intangible assets consist of acquired technology related to our acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, purchased technology we purchased from RadView Software, Ltd. in December 2005, SQMworks, Inc. in April 2006, Network Physics, Inc. in October 2007, and substantially all of the assets of Embarcadero Technologies, Inc. in August 2010. Our intangible assets also consist of customer relationships and acquired workforce assets we purchased from Network Physics, Inc. related to the purchase of specified assets of Network Physics in October 2007 and trade names, trademark, customer relationships, and non-compete agreements we acquired from Embarcadero, Inc. related to the acquisition of substantially all the assets associated with the DSAuditor product line in August 2010. The acquired and purchased technologies are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. We amortize our customer relationship and workforce intangible assets we purchased from Network Physics, Inc. on an accelerated depreciation basis over their expected useful lives of four and one half years and five years, respectively. We amortize our trade names, trademark, customer relationships, and non-compete agreements we acquired from Embarcadero, Inc. on a straight-line basis over the expected useful lives. The trade names, trademark and customer relationships have useful lives of five years. The non-compete agreements have a useful life of one year.

We use the projected discounted cash flow method in valuing our acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. We use the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. We valued the workforce asset associated with the purchase of specified assets of Network Physics, Inc. on a replacement cost basis. We valued the developed technology (now our DSAuditor product line) associated with the acquisition of substantially all of the assets of Embarcadero, Inc. using an income approach known as the Relief-From-Royalty Method. While we believe the assumptions used to value our acquired technology and developed technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology, developed technology, and purchased intangible assets for reasonableness in accordance with ASC 360, Property, Plant and Equipment. If changes in our assumptions at the time of future periodic reviews indicate that the carrying value of our acquired technology and purchased intangible assets exceeds their fair value and we determine that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2011 and 2010, intangible assets totaled $4.5 million and $5.1 million, net of accumulated amortization of $11.9 million and $9.7 million, respectively. We have not recorded any impairment losses to date.

We record goodwill when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if conditions dictate, to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. We performed our annual impairment test of goodwill as of March 31, 2011 and 2010 and concluded that the fair value substantially exceeded the carrying value; therefore, we did not record any impairment. As of March 31, 2011 and 2010, goodwill was $15.4 million and $14.6 million, respectively. No impairment losses have been recorded to date.

Accounting for Software Development Costs. We expense costs incurred in the research and development of new software products as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time, thus all research and development costs have been expensed. Consequently, we did not capitalize any research and development costs in fiscal 2011, 2010 or 2009.

Results of Operations

The following table sets forth items from our consolidated statements of operations expressed as a percentage of total revenue for the periods indicated:

	FISCAL 2011	Fiscal 2010	Fiscal 2009
REVENUE:			
Product	**48.9%**	41.4%	41.7%
Product updates, technical support and services	**36.1**	37.4	35.0
Professional services	**15.0**	21.2	23.3
Total revenue	**100.0**	**100.0**	**100.0**
COST OF REVENUE:			
Product	**6.3**	4.7	2.9
Product updates, technical support, and services	**3.6**	3.8	3.8
Professional services	**10.9**	15.3	17.0
Amortization of acquired technology	**1.4**	1.5	1.8
Total cost of revenue	**22.2**	**25.3**	**25.5**
Gross profit	**77.8**	**74.7**	**74.5**
OPERATING EXPENSES:			
Research and development	**23.5**	25.4	25.1
Sales and marketing	**32.9**	34.2	34.6
General and administrative	**8.7**	8.7	9.6
Total operating expenses	**65.1**	68.3	69.3
Income from operations	**12.7**	6.4	5.2
Interest and other (expense) income, net	**(0.1)**	0.0	1.0
Income before provision for income taxes	**12.6**	6.4	6.2
Provision for income taxes	**4.2**	1.8	2.3
Net income	**8.4%**	**4.6%**	**3.9%**

Revenue

Product Revenue. Product revenue was $72.4 million, $52.3 million, and $51.2 million, in fiscal 2011, 2010, and 2009, respectively, representing an increase of 38.5% in fiscal 2011 from fiscal 2010 and an increase of 2.0% in fiscal 2010 from fiscal 2009. For fiscal 2011, the increase in product revenue was primarily due to an increase in sales to corporate enterprise customers. For fiscal 2010, the increase in product revenue was primarily due to an increase in sales to United States government customers and corporate enterprise customers, partially offset by a decrease in sales to service providers and network equipment manufacturers. The increase in fiscal 2011 and 2010 was primarily due to an increase in revenue from sales of our APM products.

Product Updates, Technical Support and Services Revenue. Product updates, technical support and services revenue was $53.4 million, $47.3 million, and $43.1 million, in fiscal 2011, 2010, and 2009, respectively, representing increases of 13% in fiscal 2011 from fiscal 2010 and 9.7% in fiscal 2010 from fiscal 2009. Product updates, technical support and services revenue growth rates are affected by the overall product revenue growth rates, as well as the renewal rate of annual maintenance contracts by existing customers. The increase in product updates, technical support and services revenue in fiscal 2011 and fiscal 2010 primarily reflected increases in the overall customer installed base as compared to the prior fiscal year. Increases in the overall customer installed base increase the demand for annual renewals of maintenance contracts.

The dollar amount of our deferred revenue under our maintenance contracts at the end of each year is a key factor in determining the near-term growth of our product updates, technical support and services revenue. The balance of deferred revenue under our maintenance contracts generally increases when we sell product licenses

and when we sell renewals of annual maintenance contracts. The amount of deferred revenue under our maintenance contracts was $41.1 million, $35.5 million, and $29.0 million at March 31, 2011, 2010, and 2009, respectively. The amount of deferred revenue under our maintenance contracts will generally be recognized as product updates, technical support and services revenue over the life of each individually purchased maintenance contract, which is typically a twelve-month period.

Professional Services Revenue. The components of professional services revenue for fiscal 2011, 2010, and 2009 were as follows:

	Fiscal 2011	Fiscal 2010 *(in thousands)*	Fiscal 2009
Consulting services	**$ 21,788**	$ 26,399	$ 27,949
Training and other revenue	**414**	432	652
Professional services	**$ 22,202**	$ 26,831	$ 28,601

Professional services revenue was $22.2 million, $26.8 million, and $28.6 million in fiscal 2011, 2010, and 2009, respectively, representing decreases of 17.3% in fiscal 2011 from fiscal 2010 and 6.2% in fiscal 2010 from fiscal 2009. Consulting services revenue accounted for 98.1%, 98.4%, and 97.7%, of professional services revenue for fiscal 2011, 2010, and 2009, respectively. For fiscal 2011, the decrease in professional services revenue was largely the result of a decrease in billable hours worked on projects for United States government customers. We believe the decrease in billable hours worked on projects for United States government customers was primarily related to budget constraints. We believe the sequential decrease in revenue from professional services is also due to an increase in the proportion of sales of our APM products as compared to our other products, as our APM products generally require less consulting services to implement. For fiscal 2010, the decrease in professional services revenue was primarily due to a decrease in billable hours worked on projects related to corporate enterprise customers and service providers. We believe the decrease in billable hours worked in fiscal 2011 and fiscal 2010 were related to the increase in the proportion of sales of our APM products as compared to our other products, as our APM products generally require less consulting services to implement. The percentage of total consulting revenue from United States government customers for fiscal 2011, 2010, and 2009 was 66.5%, 70.4%, and 65.8%, respectively, representing a decrease of 22.0% in fiscal 2011 from fiscal 2010, and an increase of 1.1% in fiscal 2010 from fiscal 2009.

Training and other revenue was $414,000, $432,000, and $652,000 in fiscal 2011, 2010, and 2009, respectively. The decrease in training and other revenue was due to a decrease in custom trainings in fiscal 2011 as compared to fiscal 2010 and in fiscal 2010 as compared to fiscal 2009. We believe the decrease in custom training is largely related to the increase in the proportion of sales of our APM products as compared to our other products, as our APM products generally require less training to utilize.

International Revenue. International revenue was $38.3 million, $28.4 million, and $26.0 million in fiscal 2011, 2010, and 2009, respectively, representing increases of 35.0% in fiscal 2011 from fiscal 2010 and 9.3% in fiscal 2010 from fiscal 2009. International revenue was 25.9%, 22.5%, and 21.1% of total revenue in fiscal 2011, 2010, and 2009, respectively. The increase in international revenue in fiscal 2011 was primarily the result of an increase in sales to corporate enterprise customers, which was partially offset by a decrease in sales to service providers. The increase in international revenue in fiscal 2010 was primarily the result of an increase in sales to corporate enterprise customers, which was partially offset by a decrease in sales to network equipment manufacturers. Our international revenue is primarily generated in Europe and Asia. Our goal is to increase international sales to corporate enterprise customers. International revenue from corporate enterprise customers comprised the largest portion of international revenue for fiscal 2011. During each of fiscal 2011, 2010, and 2009, we expanded our operations outside the United States through the hiring of additional direct sales persons in our foreign subsidiaries.

Cost of Revenue

The following table sets forth, for each component of revenue, the cost of the revenue as a percentage of the related revenue for the periods indicated:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Cost of product	**12.8%**	11.5%	6.9%
Cost of product updates, technical support, and services	**9.9**	10.3	10.8
Cost of professional services	**72.9**	72.0	73.1

Cost of product revenue consists primarily of the cost of hardware platforms associated with the delivery of some software products, royalties, fees paid to indirect channel partners and, to a lesser extent, media, manuals, and distribution costs. Cost of product updates, technical support and services revenue consists of personnel-related costs necessary to provide technical support and training to customers with active maintenance contracts on a when-and-if-available basis, royalties, media, and distribution costs. Cost of professional services revenue consists primarily of personnel-related costs necessary to provide consulting and training to customers without active maintenance contracts. Gross margins on product revenue and product updates, technical support and services revenue are substantially higher than gross margin on professional services revenue, due to the low cost of delivering product revenue and providing technical support and maintenance compared with the relatively high personnel costs associated with providing consulting services and customer training.

COST OF PRODUCT REVENUE. Cost of product revenue was $9.3 million, $6.0 million, and $3.5 million in fiscal 2011, 2010, and 2009, respectively. The increase in costs of 55.3% from fiscal 2010 to fiscal 2011 and 69.2% from fiscal 2009 to fiscal 2010 were primarily the result of increases in costs related to hardware platforms used to deliver our AppResponse Xpert, formerly ACE Live, software products of $2.4 million and $2.5 million, respectively. Total hardware platform costs related to the delivery of our AppResponse Xpert software products for fiscal 2011, 2010, and 2009 were $7.3 million, $4.9 million, and $2.4 million respectively. Gross margin on product revenue was 87.2%, 88.6%, and 93.1%, for fiscal 2011, 2010, and 2009, respectively.

COST OF PRODUCT UPDATES, TECHNICAL SUPPORT AND SERVICES REVENUE. Cost of product updates, technical support and services revenue was $5.3 million, $4.9 million, and $4.7 million in fiscal 2011, 2010, and 2009, respectively. Gross margin on product updates, technical support and services revenue was 90.2%, 89.7%, and 89.2%, for fiscal 2011, 2010, and 2009, respectively. The 8.3% increase in cost of product updates, technical support and services revenue for fiscal 2011 as compared to fiscal 2010 was primarily the result of a $272,000 increase in personnel costs necessary to provide technical support and a $67,000 increase in depreciation expense on hardware necessary to provide customer support. The 4.2% increase in cost of product updates, technical support and services revenue for fiscal 2010 as compared to fiscal 2009 was primarily the result of a $93,000 increase in personnel costs necessary to provide technical support and a $35,000 increase in the cost of supplies necessary to support our products. The increases in gross margin on product updates, technical support and services revenue for fiscal 2011 as compared to 2010 and fiscal 2010 as compared to fiscal 2009 were primarily the result of a 13.0% and 9.7% increase in product license updates, technical support and services revenue. Stock-based compensation expense included in cost of product updates, technical support and services was $20,000, $17,000, and *$20,000 FOR FISCAL 2011, 2010, AND 2009, RESPECTIVELY.*

COST OF PROFESSIONAL SERVICES REVENUE. Cost of professional services revenue was $16.2 million, $19.3 million, and $20.9 million in fiscal 2011, 2010, and 2009, respectively. Gross margin on professional services revenue decreased to 27.1% for fiscal 2011 from 28.0% in fiscal 2010. Gross margin on professional services revenue increased to 28.0% for fiscal 2010 from 26.9% in fiscal 2009. The decreases of 16.3% and 7.6% in cost of professional service revenue were largely due to a $2.5 million and $1.3 million decrease in direct labor expense in fiscal 2011 from 2010 and in fiscal 2010 from fiscal 2009, respectively. The decrease in direct labor expense was attributable to decreased staffing levels in response to weaker demand for our consulting services. We believe the weaker demand for our consulting services was due to the increase in the proportion of sales of our APM products to sales of our other products, as our APM products generally require less time to implement. The decrease in gross margin on professional services in fiscal 2011 from fiscal 2010 was primarily due to a decrease in the number of high margin fixed priced projects. The increase in gross margin on professional services in fiscal 2010 from fiscal 2009 was primarily due to the increase in profitability related to certain consulting engagements. We expect the cost of professional services revenue as a percentage of professional services revenue to vary based primarily on the profitability of individual consulting engagements. Stock-based compensation expense included in cost of professional services was $72,000, $83,000, and $113,000 for fiscal 2011, 2010, and 2009, respectively.

Operating Expenses

RESEARCH AND DEVELOPMENT. Research and development expense was $34.7 million, $32.0 million, and $30.8 million in fiscal 2011, 2010, and 2009, respectively, representing increases of 8.3% in fiscal 2011 from fiscal 2010 and 4.1% in fiscal 2010 from fiscal 2009. The increase in fiscal 2011 from fiscal 2010 was primarily due to a $2.6 million increase in compensation expense as a result of increased staffing levels required for developing new products as well as sustaining and upgrading existing products. The increase in fiscal 2010 from fiscal 2009 was primarily due to a $1.3 million increase in compensation expense as a result of increased staffing levels required for developing new products as well as sustaining and upgrading existing products. We do not capitalize research and development costs since we release our products to the market at the same time that technological feasibility is reached. Stock-based compensation expense included in research and development was $929,000, $676,000, and $591,000 for fiscal 2011, 2010, and 2009, respectively.

SALES AND MARKETING. Sales and marketing expenses were $48.7 million, $43.2 million, and $42.5 million in fiscal 2011, 2010, and 2009, respectively. The 12.9% increase in fiscal 2011 from fiscal 2010 was due to a $2.5 million increase in sales commissions resulting from sales growth, and a $2.2 million increase in conference and trade show expenses resulting from more normalized marketing expenditures following the economic recession. The 1.5% increase in fiscal 2010 from fiscal 2009 was due to a $2.2 million increase in compensation and commission expense as a result of increased staffing levels and higher bookings, travel costs of $337,000 and depreciation expense of $239,000, which were partially offset by a reduction in conference and marketing expenditures of $2.2 million in response to the economic recession. Stock-based compensation expense included in sales and marketing was $468,000, $343,000, and $376,000 for fiscal 2011, 2010, and 2009, respectively.

GENERAL AND ADMINISTRATIVE. General and administrative expense was $12.9 million, $11.0 million, and $11.9 million, in fiscal 2011, 2010, and 2009, respectively. The 17.6% increase in fiscal 2011 from fiscal 2010 was largely due to a $1.3 million increase in

performance-related variable executive compensation expense, a $288,000 increase in accounting and tax services, and a $274,000 increase in bad debt expense. The increase in accounting and tax services included costs associated with outside tax advisors working to address the audit of our fiscal 2007 federal tax returns, which was completed by the Internal Revenue Service, or IRS, in July 2010. The 7.1% decrease in fiscal 2010 from fiscal 2009 was largely due to a decrease in compensation expense and bad debt expense. Stock-based compensation expense included in general and administrative was $495,000, $440,000, and $433,000 for fiscal 2011, 2010, and 2009, respectively.

INTEREST AND OTHER (EXPENSE) INCOME, NET. Interest and other (expense) income, net was an expense of $151,000 and an expense of $70,000 for fiscal 2011 and fiscal 2010 respectively. Interest and other (expense) income, net was income of $1.2 million in fiscal 2009. The 115.7% increase in expense in fiscal 2011 from fiscal 2010 was primarily the result of realized foreign currency losses, which were partially offset by an increase in interest income. The change to other expense in fiscal 2010 from other income in fiscal 2009 was primarily the result of a decrease in the interest rates earned on our investment holdings.

PROVISION FOR INCOME TAXES. Our effective tax rate was 33.5%, 27.5%, and 38.2%, for fiscal 2011, 2010, and 2009, respectively. For fiscal 2011, the effective tax rate differed from the statutory tax rate principally due to state income taxes, the difference between the U.S. and foreign tax rates, research and development credits, the domestic production activities deduction, and compensation expense booked under our ESPP which is not deductible for tax purposes. The increase in our effective tax rate in fiscal 2011 from fiscal 2010 was primarily due to a decrease in tax credits as a percentage of pre-tax net income. For fiscal 2010, the effective tax rate differed from the statutory tax rate principally due to state income taxes, the difference between the United States and foreign tax rates, research and development credits and the domestic production activities deduction. The decrease in our effective tax rate in fiscal 2010 from fiscal 2009 was primarily due to an increase in tax credits and a decrease in foreign tax expense. The effective tax rate differs from the statutory tax rate and varies from period to period due principally to the amount of income before taxes from various tax jurisdictions, foreign tax expense, and the amount of tax credits available to us in each period from incremental research expenditures. Future provisions for taxes will depend, among other things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of research and development tax credits, foreign tax credits and other items for which we are eligible.

Liquidity and Capital Resources

As of March 31, 2011 and 2010, we had cash, cash equivalents and short-term marketable securities totaling $114.7 million and $104.7 million, respectively.

Cash provided by operating activities was $26.7 million, $21.8 million, and $12.1 million for fiscal 2011, 2010, and 2009, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for non-cash items such as depreciation and amortization expense, tax benefits from the exercise of employee stock options, and changes in operating assets and liabilities. The increase in cash provided by operating activities in fiscal 2011 from fiscal 2010 was primarily attributable to increases in net income, deferred revenue and accrued liabilities. The increase in cash provided by operating activities in fiscal 2010 from fiscal 2009 was primarily attributable to increases in deferred revenue and net income in fiscal 2010, as compared to fiscal 2009, which were slightly offset by a decrease in accrued liabilities.

Net cash used in investing activities was $37.1 million and $2.6 million in fiscal 2011 and fiscal 2010, respectively. Net cash provided by investing activities was $8.3 million in fiscal 2009, respectively. Investing activities include the purchase, sale or maturity of marketable securities, acquisition of property and equipment, and net expenditures for business combinations and technology acquisitions. For fiscal 2011, we used funds of $50.6 million to purchase short-term marketable securities, funds of $3.4 million to purchase property and equipment, and funds of $2.2 million to acquire substantially all the assets associated with the DSAuditor product line from Embarcadero Technologies, Inc., a privately held software company headquartered in San Francisco, California. For fiscal 2010, we used funds of $3.1 million to purchase property and equipment, and funds of $433,000 to acquire technology. We received proceeds of $1.0 million from the maturity of investments. For fiscal 2009, we used funds of $999,000 to purchase short-term marketable securities, and funds of $5.5 million to purchase property and equipment. We received proceeds of $14.8 million from the sale or maturity of short-term and long-term marketable securities for fiscal 2009.

Cash used in financing activities was $11.3 million and $5.7 million in fiscal 2011 and fiscal 2010, respectively. Cash provided by financing activities was $861,000 in fiscal 2009. We used $25.0 million during fiscal 2011 to pay a quarterly cash dividend of $0.10 per share to stockholders of record on June 15, 2010, September 14, 2010, December 7, 2010, and March 16, 2011, and a one-time special dividend of $0.75 per share to stockholders of record on November 14, 2010. We used $7.5 million during fiscal 2010 to pay a quarterly cash dividend of $0.09 per share to stockholders of record on June 15, 2009, September 15, 2009, December 15, 2009, and March 15, 2010. We used cash of $3.6 million, $2.3 million, and $955,000 to acquire 223,399, 186,550, and 75,724 shares of our common stock pursuant to our stock repurchase program during fiscal 2011, fiscal 2010, and fiscal 2009, respectively. During fiscal 2011, fiscal 2010, and fiscal 2009, 27,261, 26,352 and 15,724 shares, respectively, were withheld from employees to satisfy the minimum

statutory tax withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the period. Cash provided by financing activities reflects the proceeds received from the exercise of stock options and the sale of common stock under our employee stock purchase plan. During fiscal 2011, 2010, and 2009, we received proceeds of approximately $14.2 million, $2.7 million, and $644,000, respectively, and issued 1,250,735, 277,110, and 92,648 shares of common stock, pursuant to employee and director exercises of stock options. During fiscal 2011, 2010, and 2009, we received proceeds of approximately $1.5 million, $1.3 million and $1.1 million, respectively, and issued 132,933, 170,271, and 150,712 shares of common stock, respectively, pursuant to the issuance of common stock under our employee stock purchase plan. Excess tax benefits from the exercise of stock options are presented as a cash flow from financing activities. For fiscal 2011, 2010, and 2009, excess tax benefits from the exercise of stock options were $1.5 million, $51,000, and $49,000, respectively.

We have commitments under contractual arrangements to make future payments for goods and services. These contractual arrangements secure the rights to various assets and services to be used in future periods in the normal course of business. For example, we are contractually committed to make minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and related obligations pertaining to such contractual arrangements are not reported as assets or liabilities on our consolidated balance sheets. Our liability for unrecognized tax benefits under ASC 740 is reported on our consolidated balance sheets. We expect to fund these contractual arrangements with our cash, cash equivalents and marketable securities as well as cash generated from operations in the normal course of business.

The following table summarizes our contractual operating lease arrangements and our liability for unrecognized tax benefits at March 31, 2011, and the timing and effect that such commitments are expected to have on our liquidity and cash flow in future periods.

		Payments Due by Period			
Contractual Obligations and Unrecognized Tax Benefits *(in thousands)*	**Total**	**Fiscal 2012**	**Fiscal 2013 – Fiscal 2014**	**Fiscal 2015 – Fiscal 2016**	**After Fiscal 2016**
Facilities Operating Lease Obligations	$ 47,387	$ 5,050	$ 10,065	$ 9,628	$ 22,644
Other Operating Lease Obligations	60	32	15	13	—
Unrecognized Tax Benefits	691	30	437	224	—
Total	$ 48,138	$ 5,112	$ 10,517	$ 9,865	$ 22,644

See Notes 10 and 11 to our consolidated financial statements for additional information related to our operating leases. As of March 31, 2011, we had no capital lease obligations.

Effective June 10, 2002, we entered into a credit facility with a commercial bank. The credit facility permitted the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10.0 million in the aggregate. As of March 31, 2011, the lender under our credit facility had issued letters of credit in favor of the beneficiaries under a number of our operating leases and a guarantee to satisfactorily complete a long-term professional services contract in the aggregate amount of $3.5 million. The long-term professional services contract was completed in fiscal 2012. Upon a default, as defined in the respective office lease agreement, the applicable landlord has the right to draw upon its letter of credit in whole or in part. Interest under this facility, including interest on any amounts drawn under the letters of credit, is payable monthly at an annual rate of 1.25%. The credit facility is collateralized by our accounts receivable.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan and growth strategies. We anticipate that operating activities, as well as expected capital expenditures incurred in the normal course of business, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products as well as repurchase our common stock in accordance with our stock repurchase program authorized by our Board in January 2005, and the payment of dividends to our stockholders.

We believe that our current cash and cash equivalents, marketable securities, and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital, capital expenditures, and dividends at least through fiscal 2012.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements with unconsolidated entities or related parties and, accordingly, there are no off-balance sheet risks to our liquidity and capital resources from unconsolidated entities.

Recently Issued Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU 2009-14, "Certain Revenue Arrangement That Include Software Elements," (included in Accounting Standards Codification, or ASC, 985 "Software") and Accounting Standards Update, or ASU, 2009-13, "Multiple Deliverable Revenue Arrangements," which amends EITF Issue No. 08-1, "Revenue Arrangements With Multiple Deliverables" (as codified in ASC 605 "Revenue Recognition"). ASU 2009-14 amends the scoping guidance for software arrangements to exclude tangible products that contain software elements and nonsoftware elements that function together to interdependently deliver the product's essential functionality. ASU 2009-13 amends the current guidance on arrangements with multiple elements to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account, (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. ASU 2009-14 and ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, which the Company adopted on April 1, 2011. Early adoption is permitted. We have determined that ASU 2009-14 and ASU 2009-13 will not have a material impact on our results of operations or financial condition.

In December 2010, FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations (as codified in ASC 805 "Business Combinations"). The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 "Business Combinations" to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after December 15, 2010. Early adoption is permitted. We will be impacted by ASU 2010-29 if we make an acquisition that is accounted for as a business combination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, and those with maturities greater than three months are considered to be marketable securities. Our cash equivalents and short-term marketable securities consist primarily of United States backed money market funds, United States Treasury bills, and United States Treasury notes with original maturities greater than three months and less than one year. We currently do not hedge interest rate exposure, but do not believe that an increase in interest rates would have a material effect on the value of our cash equivalents or marketable securities.

At March 31, 2011, we had $114.7 million in cash, cash equivalents, and marketable securities. As of March 31, 2010, we had $104.7 million in cash and cash equivalents. We did not hold any short-term marketable securities at March 31, 2010. Based on our cash, cash equivalents, and marketable securities as of March 31, 2011, a one percentage point increase or decrease in interest rates would increase or decrease our annual interest income and cash flows by approximately $1.1 million.

At March 31, 2011, $49.0 million of our $83.3 million in cash and cash equivalents was held in money market funds. The money market funds are predominately backed by United States government securities. The per-share net asset value of our money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2011, there were no withdrawal limits on redemptions for any of the money market funds that we hold.

Our consolidated financial statements are denominated in United States dollars and, accordingly, changes in the exchange rate between foreign currencies and the United States dollar will affect the translation of our subsidiaries' financial results into United States dollars for purposes of reporting our consolidated financial results. The accumulated currency translation adjustment, recorded as a separate component of stockholder's equity, was a loss of $649,000 and a loss of $999,000 at March 31, 2011 and 2010, respectively. A majority of our revenue transactions outside the United States are denominated in local currencies and the majority of operating expenses associated with our foreign subsidiaries are denominated in local currencies; therefore, our results of operations and financial condition are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and the European Union euro. We currently do not hedge foreign exchange rate risk. Approximately 25.9%, 22.5%, and 21.1% of our total revenue for fiscal 2011, fiscal 2010, and fiscal 2009, respectively, was generated from outside of the United States. Due to the limited nature of our foreign operations, we do not believe that a 10% change in exchange rates would have a material effect on our business, financial condition, or results of operations. Based on our revenue and operating expenses denominated in foreign currencies during fiscal 2011, fiscal 2010, and fiscal 2009, a 10% increase or decrease in exchange rates would increase or decrease our consolidated net income by approximately $43,000, $56,000, and $107,000, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of OPNET Technologies, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2011.

OPNET Technologies, Inc.
June 3, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of OPNET Technologies, Inc.

Bethesda, Maryland

We have audited the internal control over financial reporting of OPNET Technologies, Inc., and its subsidiaries (the "Company") as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011, of the Company and our report dated June 3, 2011, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
McLean, Virginia
June 3, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of OPNET Technologies, Inc.

Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc., and its subsidiaries (the "Company") as of March 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidate financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OPNET Technologies, Inc. and its subsidiaries as of March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 3, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
McLean, Virginia
June 3, 2011

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	March 31,	
	2011	**2010**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 83,296	$ 104,681
Marketable securities	31,432	—
Accounts receivable, net of $346 and $336 in allowance for doubtful accounts at March 31, 2011 and 2010, respectively	32,597	28,015
Unbilled accounts receivable	1,915	4,765
Inventory	666	872
Prepaid expenses and other current assets	4,289	2,816
Total current assets	154,195	141,149
Property and equipment, net	12,701	13,245
Intangible assets, net	4,507	5,109
Goodwill	15,406	14,639
Deferred income taxes and other assets	5,014	4,210
Total assets	$191,823	$ 178,352
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,247	$ 1,405
Accrued liabilities	14,698	10,932
Deferred and accrued income taxes	186	498
Deferred rent	182	432
Deferred revenue	42,282	38,425
Total current liabilities	58,595	51,692
Accrued liabilities	107	145
Deferred rent	2,422	2,138
Deferred revenue	5,215	4,946
Other income tax	661	755
Total liabilities	67,000	59,676
Commitments and contingencies *(Note 10)*		
Stockholders' equity:		
Common stock – par value $0.001; 100,000,000 shares authorized; 29,883,409 and 28,386,958 shares issued at March 31, 2011 and 2010, respectively; 22,228,504 and 20,955,452 shares outstanding at March 31, 2011 and 2010, respectively	30	28
Additional paid-in capital	121,230	99,229
Retained earnings	25,348	37,920
Accumulated other comprehensive loss	(649)	(999)
Treasury stock – 7,654,905 and 7,431,506 shares at March 31, 2011 and 2010, respectively, at cost	(21,136)	(17,502)
Total stockholders' equity	124,823	118,676
Total liabilities and stockholders' equity	$ 191,823	$ 178,352

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended March 31,		
REVENUE	**2011**	**2010**	**2009**
Product	**$ 72,392**	$ 52,252	$ 51,211
Product updates, technical support and services	**53,392**	47,264	43,067
Professional services	**22,202**	26,831	28,601
Total revenue	**147,986**	**126,347**	**122,879**
COST OF REVENUE			
Product	**9,293**	5,983	3,536
Product updates, technical support and services	**5,260**	4,859	4,665
Professional services	**16,183**	19,328	20,911
Amortization of acquired technology	**2,050**	1,835	2,172
Total cost of revenue	**32,786**	**32,005**	**31,284**
Gross profit	**115,200**	**94,342**	**91,595**
OPERATING EXPENSES			
Research and development	**34,718**	32,043	30,791
Sales and marketing	**48,733**	43,181	42,533
General and administrative	**12,947**	11,011	11,857
Total operating expenses	**96,398**	**86,235**	**85,181**
Income from operations	**18,802**	8,107	6,414
Interest and other (expense) income, net	**(151)**	(70)	1,246
Income before provision for income taxes	**18,651**	8,037	7,660
Provision for income taxes	**6,250**	2,214	2,928
Net income	**$ 12,401**	**$ 5,823**	**$ 4,732**
Basic net income per common share	**$ 0.57**	$ 0.28	$ 0.23
Diluted net income per common share	**$ 0.55**	$ 0.28	$ 0.23
Basic weighted average common shares outstanding	**21,429**	20,529	20,296
Diluted weighted average common shares outstanding	**22,130**	20,790	20,533

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except per share data)

	Common Stock			Additional Paid in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares Issued	Shares Outstanding	Amount		Shares	Amount			
Balance, April 1, 2008	**27,577**	**20,407**	**$28**	**$89,878**	**7,169**	**$ (14,259)**	**$34,838**	**$160**	**$110,645**
Net income							4,732		4,732
Foreign currency translation								(1,712)	(1,712)
Reversal of unrealized loss on marketable securities, net of tax								381	381
Total comprehensive income									**3,401**
Exercise of options	93	93		644					644
Employee stock purchase plan	151	151		1,123					1,123
Tax benefit from exercise of stock options and lapse of restricted stock				114					114
Restricted stock issuance, net of forfeitures	83	83							—
Purchase of treasury shares		(76)			76	(955)			(955)
Stock based compensation expense				1,533					1,533
Balance, March 31, 2009	**27,904**	**20,658**	**28**	**93,292**	**7,245**	**(15,214)**	**39,570**	**(1,171)**	**116,505**
Net income							5,823		5,823
Foreign currency translation								172	172
Total comprehensive income									**5,995**
Exercise of options	277	277		2,720					2,720
Employee stock purchase plan	170	170		1,307					1,307
Tax benefit from exercise of stock options and lapse of restricted stock				351					351
Restricted stock issuance, net of forfeitures	36	36							—
Purchase of treasury shares		(186)			186	(2,288)			(2,288)
Stock based compensation expense				1,559					1,559
Dividends declared ($0.36 per share)							(7,473)		(7,473)
Balance, March 31, 2010	**28,387**	**20,955**	**28**	**99,229**	**7,431**	**(17,502)**	**37,920**	**(999)**	**118,676**
Net income							12,401		12,401
Foreign currency translation								346	346
Unrealized gain on marketable securities								4	4
Total comprehensive income									**12,751**
Exercise of options	1,251	1,251	2	14,240					14,242
Employee stock purchase plan	133	133		1,547					1,547
Tax benefit from exercise of stock options and lapse of restricted stock				4,225					4,225
Restricted stock issuance, net of forfeitures	113	113							—
Purchase of treasury shares		(223)			223	(3,634)			(3,634)
Stock based compensation expense				1,989					1,989
Dividends declared ($1.15 per share)(a)							(24,974)		(24,974)
Other	(1)				1		1		1
BALANCE, MARCH 31, 2011	**29,883**	**22,229**	**$30**	**$121,230**	**7,655**	**$(21,136)**	**$25,348**	**$(649)**	**$124,823**

(a) Includes special dividend of $0.75 per share in fiscal 2011.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended March 31,		
	2011	**2010**	**2009**
Cash flows from operating activities:			
Net income	**$ 12,401**	$ 5,823	$ 4,732
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**5,793**	5,340	5,528
Loss on disposition of fixed assets	**51**	45	74
Provision for losses on accounts receivable	**571**	297	646
Deferred income taxes	**(997)**	(328)	(431)
Non-cash stock-based compensation expense	**1,989**	1,559	1,533
Non-cash accretion of market discount on marketable securities	**45**	(1)	—
Excess tax benefit from exercise of stock options	**(1,471)**	(51)	(49)
Changes in assets and liabilities, net of assets acquired:			
Accounts receivable	**(2,332)**	(3,518)	(3,926)
Inventory	**718**	197	569
Prepaid expenses and other current assets	**(348)**	(364)	(70)
Other assets	**(714)**	(40)	(434)
Accounts payable	**(159)**	874	(10)
Accrued liabilities	**3,473**	158	1,682
Accrued income taxes	**3,575**	1,913	(130)
Deferred rent	**34**	(365)	(248)
Deferred revenue	**4,046**	10,238	2,638
Net cash provided by operating activities	**26,675**	**21,777**	**12,104**
Cash flows from investing activities:			
Acquisition of business	**(2,225)**	—	—
Acquired technology	—	(433)	—
Purchase of property and equipment	**(3,407)**	(3,148)	(5,466)
Purchase of investments	**(50,554)**	—	(999)
Proceeds from sale/maturity of investments	**19,083**	1,000	14,800
Net cash (used in) provided by investing activities	**(37,103)**	**(2,581)**	**8,335**
Cash flows from financing activities:			
Acquisition of treasury stock	**(3,634)**	(2,288)	(955)
Excess tax benefit from exercise of stock options	**1,471**	51	49
Proceeds from exercise of stock options	**14,241**	2,720	644
Issuance of common stock under employee stock purchase plan	**1,547**	1,307	1,123
Payment of dividend to stockholders	**(24,974)**	(7,473)	—
Net cash (used in) provided by financing activities	**(11,349)**	**(5,683)**	**861**
Effect of exchange rate changes on cash and cash equivalents	**392**	178	(1,720)
Net (decrease) increase in cash and cash equivalents	**(21,385)**	13,691	19,580
Cash and cash equivalents, beginning of year	**104,681**	90,990	71,410
Cash and cash equivalents, end of year	**$ 83,296**	$ 104,681	$ 90,990

See accompanying notes to consolidated financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization. OPNET Technologies, Inc. and its subsidiaries, (hereafter, the Company or OPNET), provides application and network performance management solutions. The Company's software products address application performance management, network planning, engineering and operations, and network research and development. The Company sells products to corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. The Company markets software products and related services in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, the Company conducts research and development through a wholly-controlled subsidiary in Ghent, Belgium and markets software products and related services through wholly-owned subsidiaries in Paris, France; Mainz, Germany; Slough, United Kingdom; and Singapore; a sales office in Beijing, China; third-party distributors; and value-added resellers. The Company is headquartered in Bethesda, Maryland and has domestic offices in Cary, North Carolina; Dallas, Texas; Santa Clara, California; Nashua, New Hampshire; and Colorado Spring, Colorado.

Principles of Consolidation. The consolidated financial statements include the results of OPNET Technologies, Inc., its wholly-owned subsidiaries: OPNET Technologies Societe par Actions Simplifiee; OPNET Technologies Limited; OPNET Analysis, Inc.; OPNET Technologies, GmbH; and OPNET Technologies Asia, Pte. Ltd., and its wholly-controlled subsidiary OPNET Technologies b.v.b.a. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP, requires management to make estimates, judgments and assumptions. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Significant items subject to such estimates, judgments, and assumptions include revenue recognition, the carrying amount and useful lives of long-lived assets, valuation allowances for accounts receivable and deferred tax assets, research and development tax credits, determination of uncertain tax position benefits under ASC 740 Income Taxes, or ASC 740, software development costs, valuation of acquired intangible assets, valuation of stock based compensation, and loss contingencies, such as litigation, claims and assessments.

Cash and Cash Equivalents. Cash and cash equivalents consist of deposits in banks and all highly liquid investments with maturities of three months or less when purchased.

Marketable Securities. The Company has determined that its investments in marketable securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity in the accompanying consolidated balance sheets under the caption "Accumulated other comprehensive loss." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in the "Interest and other (expense) income, net" line item on the accompanying consolidated statements of operations. Realized gains and losses on available-for-sale securities are included in the "Interest and other (expense) income, net" line item on the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in the "Interest and other (expense) income, net" line item on the accompanying consolidated statements of operations.

Supplemental Cash Flow Information.

		Year ended March 31,	
Cash paid during the fiscal year for:	**2011**	**2010** *(in thousands)*	**2009**
Income taxes	**$ 3,558**	$ 527	$ 3,239
Non-cash financing and investing activities:			
Unrealized gain (loss) on marketable securities	**$ 4**	$ —	$ 381
Restricted stock issued	**$ 2,413**	$ 622	$ 860
Accrued liability for the purchase of property and equipment	**$ 149**	$ 11	$ 72
Tenant improvement allowance received from landlord	**$ —**	$ —	$ 1,095

Advertising Expense. Advertising costs are expensed when incurred. Advertising expense for fiscal 2011, 2010, and 2009 was $556,000, $497,000, and $389,000, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as the majority of its customers are large, well-established companies or government entities.

The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation fully insures the non-interest bearing bank accounts and interest bearing accounts up to $250,000. Although the Company's interest bearing balances exceed $250,000, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash.

The Company's cash equivalents and short-term marketable securities consist primarily of United States backed money market funds and securities with short-term maturities. The per-share net asset value of the Company's money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2011, there were no withdrawal limits on redemptions for any of the money market funds that the Company held. Accordingly, the Company has no quantitative information concerning the market risks and believes that the risk is minimal.

Fair Value of Financial Instruments. The fair value of the Company's accounts receivable, accounts payable, and accrued expenses approximates their respective carrying amounts.

The Company measures its cash equivalents and marketable securities using the fair value measurement principles of ASC 820 Fair Value Measurements and Disclosures, or ASC 820, which requires that fair value be based on the assumptions that market participants would use when pricing an asset or liability.

ASC 820 requires disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

- **Level 1** – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- **Level 2** – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable inputs.
- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been e stablished. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with ASC 985 Software, or ASC 985. Through March 31, 2011, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets, the non-cancelable term of the related lease, or the non-cancelable lease term plus all periods for which executive management believes that the failure to renew the lease imposes a penalty in an amount such that the renewal appears, at the inception of the lease, to be reasonably assured. Repairs and maintenance are expensed as incurred.

Intangible Assets. The Company accounts for its goodwill and intangible assets in accordance with ASC 805 Business Combinations, or ASC 805, and ASC 350 Intangibles – Goodwill and Other, or ASC 350. The acquired and purchased technology are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. The Company's customer relationship and workforce intangible assets are amortized on an accelerated basis over their expected useful lives of four and one-half years and five years, respectively. The Company uses the projected discounted cash flow method in valuing its acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. The Company uses the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. The workforce asset was valued on a replacement cost basis. While the Company believes the assumptions used to value its acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. The Company periodically reviews the value of acquired technology and purchased intangible assets

for reasonableness in accordance with ASC 360 Property, Plant and Equipment, or ASC 360. If changes in the Company's assumptions at the time of future periodic reviews indicate that the carrying value of its acquired technology and purchased intangible assets exceeds their fair value and it determines that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2011 and 2010, intangible assets totaled $4.5 million and $5.1 million, net of accumulated amortization of $11.9 million and $9.7 million, respectively. There has been no impairment as of March 31, 2011 or 2010.

Goodwill. In accordance with ASC 350, goodwill is not amortized but is tested for impairment annually during the Company's fourth quarter and whenever events and circumstances occur indicating that the asset might be impaired. The Company performed its annual impairment test of goodwill as of March 31, 2011 and 2010 and concluded that the fair value exceeded the carrying value; therefore, it did not record any impairment. The Company has not recorded a goodwill impairment since it first recorded goodwill in fiscal 2001.

Valuation of Long-Lived Assets. In accordance with ASC 360, the Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of March 31, 2011 or 2010.

Revenue Recognition. The Company derives revenue from three primary sources: (1) product, (2) product updates, technical support and services, which include product updates, training services on a when-and-if-available basis, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. The Company recognizes revenue based on the provisions of ASC 605-985 Software Revenue Recognition, or ASC 605-985.

PRODUCT REVENUE

Product revenue represents all fees earned from granting customers perpetual and term licenses to use the Company's software as well as the hardware that it uses to deliver its AppResponse Xpert software products. It excludes revenue derived from product updates, which are included in product updates, technical support and services revenue. For the years ended March 31, 2011, 2010, and 2009, perpetual licenses represented approximately 91%, 92%, and 93% of product revenue, respectively. Product revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the software has occurred, (iii) the product fee is fixed or determinable, and (iv) collectibility is probable. The Company defines each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is the Company's customary practice to have a written software license agreement, which is signed by both the end user and the Company, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with the Company, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which the Company collectively refers to as resellers, are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and the Company, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, the Company's master reseller agreement requires that the reseller provide the Company copies of the end user's executed software master license agreements.

- **Delivery has occurred.** Physical delivery of the Company's software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing the Company's software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software licenses may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.

- **The fee is fixed or determinable.** It is the Company's policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. The Company's normal payment terms for its software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond the Company's normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on its successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.

- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. The Company typically sells to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, the Company defers recognition of product revenue until the criteria are met. When the sale of the software product requires the Company to make significant enhancements, customization or modifications to the software that are essential to its functionality, product revenue and consulting fees are recognized using contract accounting under ASC 605-35 Revenue Recognition – Construction-Type and Production, or ASC 605-35. The Company estimates the percentage-of-completion, under ASC 605-35, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of product revenue and professional services revenue under certain contracts and related expenses reported in the Company's consolidated financial statements. A number of internal and external factors can affect the Company's estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in the Company's revenue and results of operations if the Company is required to increase or decrease previously recognized revenue related to a particular project or if the Company expects to incur a loss on the project.

All fees billed to clients for shipping and handling are classified as product revenue. All costs associated with shipping and handling are classified as cost of product revenue.

PRODUCT UPDATE, TECHNICAL SUPPORT, AND SERVICES REVENUE

Product updates, technical support and services revenue represents fees associated with the sale of product updates, training, and technical support, all provided on a when-and-if-available basis (except for technical support) under the Company's maintenance agreement. Payments for product updates, technical support and services on initial order or on renewal are generally made in advance and are nonrefundable. Product updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software product purchase. Product updates, technical support and services may be renewed upon expiration of the term. Customers can purchase product updates separately from technical support and services. Revenue from product updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include product, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Company vendor-specific objective evidence of fair value, or VSOE. This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually product, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If the Company is unable to establish VSOE for an undelivered post-contract customer support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, the Company's allocation methodology is based on VSOE of fair value for its professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for its PCS, generally 18% to 21% of the license fee paid, on perpetual licenses. The Company uses the residual method to allocate any remaining arrangement fee to product revenue.

PROFESSIONAL SERVICES REVENUE

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, the Company has developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under ASC 605-985, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on the Company's VSOE of fair value and the residual amount is allocated to product revenue.

The Company sells product, product updates, technical support and services agreements to distributors at predetermined prices. Sales

to distributors are not contingent upon resale of the software to the end user. In most cases, the Company provides product updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as product, product updates, technical support and services sales sold through the Company's direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenues.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments and for the limited circumstances when the customer disputes the amounts due the Company. The Company's methodology for determining this allowance requires significant estimates. In estimating the allowance, the Company considers the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions.

Income Taxes. Income taxes are accounted for in accordance with ASC 740. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Under ASC 740, deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, research and development tax credits, and foreign tax credits.

ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. The Company continually reviews tax laws, regulations and guidance in order to properly record any uncertain tax positions.

Foreign Currency Transactions. Revenue and expenses denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange transactions are reported in the consolidated statements of operations.

Foreign Currency Translation. The results of operations for the Company's international subsidiaries are translated from the designated functional currencies into United States dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive loss in stockholders' equity.

Comprehensive Income. Certain revenues, expenses, gains and losses are recognized in comprehensive income but excluded from net income. Comprehensive income includes net income, foreign currency translation adjustments, and unrealized gains and losses on marketable securities.

Earnings per Share. The Company accounts for earnings per share, or EPS, in accordance with ASC 260 Earnings per Share, or ASC 260. ASC 260 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" (as codified in ASC 260) is effective for fiscal years beginning after December 15, 2008. The Company applied the provisions of FSP EITF 03-6-1 in fiscal 2010. The Company's participating securities include nonvested restricted stock. FSP EITF 03-6-1 was applied retrospectively and therefore prior period information was adjusted.

Stock-Based Compensation. The Company accounts for stock-based compensation given to employees in accordance with ASC 718 Compensation – Stock Compensation, or ASC 718. ASC 718 requires all share-based payments and nonvested shares (restricted stock) issued to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU 2009-14, "Certain Revenue Arrangement That Include Software Elements," (included in Accounting Standards Codification, or ASC, 985 "Software") and ASU, 2009-13, "Multiple Deliverable Revenue Arrangements," which amends EITF Issue No. 08-1, "Revenue Arrangements With Multiple Deliverables" (as codified in ASC 605 "Revenue Recognition"). ASU 2009-14 amends the scoping guidance for software arrangements to exclude tangible products that contain software elements and nonsoftware elements that function together to interdependently deliver the product's essential functionality. ASU 2009-13 amends the current guidance on arrangements with multiple elements to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account, (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. ASU 2009-14 and ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, which the Company adopted on April 1, 2011. Early adoption is permitted. The Company has determined that ASU

2009-14 and ASU 2009-13 will not have a material impact on its results of operations or financial condition.

In December 2010, FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations (as codified in ASC 805 "Business Combinations"). The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 "Business Combinations" to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after December 15, 2010. Early adoption is permitted. The Company will be impacted by ASU 2010-29 if it makes an acquisition that is accounted for as a business combination.

2. STOCK-BASED COMPENSATION

In September 2009, the Company's stockholders approved the adoption of the 2010 Stock Incentive Plan, or the 2010 Plan, in response to the pending expiration of the Company's Amended and Restated 2000 Stock Incentive Plan, or the 2000 Plan. The 2010 Plan provides for the granting of stock options, restricted stock and other stock-based awards to employees, officers, directors, consultants and advisors. Subject to specified adjustments, the number of shares initially set aside and reserved for issuance under the 2010 Plan is 2,150,000 shares, which approximated the number of shares available for issuance under the 2000 Plan as of January 1, 2010, the effective date of the 2010 Plan. The Board approved a resolution to make no further grants for options or stock awards under the 2000 Plan upon approval of the 2010 Plan.

The number of shares available for issuance under the 2010 Plan will automatically increase from time to time by a number equal to (i) in the event any outstanding stock option granted under the 2000 Plan should for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the number of shares that are not acquired under such stock option and (ii) in the event stock that has been issued to a participant under the 2000 Plan pursuant to restricted or unrestricted stock awards is subsequently forfeited or acquired by the Company as a result of a failure to vest or satisfy any other contingency, the number of such shares. The maximum aggregate number of additional shares that may become available for issuance in these situations is 2,000,000 shares, subject to specified adjustments.

The number of shares available for issuance under the 2010 Plan will automatically increase on the first trading day of each calendar year, beginning with 2011 and continuing through the term of the 2010 Plan, by an amount equal to the lesser of (i) three percent (3%) of the shares of the Company's common stock outstanding on the last trading day of the preceding calendar year, or (ii) an amount determined by the Board; provided, however, that in no event shall any such annual increase exceed 1,000,000 shares. This provision, commonly referred to as an "evergreen" provision, is similar to the provision in the 2000 Plan.

Options granted pursuant to the 2010 Plan will be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, but no option may be granted for a term in excess of 10 years. The terms and conditions of any restricted stock awards granted under the 2010 Plan, including the conditions for repurchase or forfeiture and the issue price, if any, will be determined by the Board. The Board also has the right to grant other stock awards pursuant to the 2010 Plan having such terms and conditions as the Board may determine, including the grant of fully vested shares, the grant of securities convertible into shares of the Company's common stock and the grant of stock appreciation rights.

ASC 718 requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and employee stock purchase plans. The Company has elected to use straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting.

Compensation cost for option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. ASC 718 also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The impact on compensation cost due to changes in the expected forfeiture rate will be recognized in the period that they become known. The Company has concluded that its historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation cost due to changes in the expected forfeiture rate of 10% will be recognized in the period that they become known. The Company does not apply a forfeiture rate to the options granted to certain key executives or directors. The Company has concluded that historically certain key executives and directors will perform the requisite service to vest in the award.

Excess tax benefits from the exercise of stock options are presented as a cash flow from financing activity. For fiscal 2011, 2010, and 2009, excess tax benefits from the exercise of stock options were $1.5 million, $51,000, and $49,000, respectively.

A summary of the total stock-based compensation expense for fiscal 2011, 2010, and 2009 is as follows:

	2011	2010	2009
		(in thousands)	
Restricted stock	**$ 1,316**	$ 941	$ 917
ESPP shares	**467**	490	444
Stock options	**206**	128	172
Total stock-based compensation	**$ 1,989**	**$ 1,559**	**$ 1,533**

A summary of the total nonvested stock-based deferred compensation at March 31, 2011 and 2010 is as follows:

	2011	2010
	(in thousands)	
Restricted stock	**$ 2,336**	$ 1,178
Stock options	**710**	916
ESPP shares	**197**	139
Total nonvested stock-based deferred compensation	**$ 3,243**	**$ 2,233**

The deferred compensation associated with the nonvested restricted stock, stock options and ESPP shares at March 31, 2011 are expected to be recognized over a weighted average period of 1 year, 2 years, and 4 months, respectively.

Stock Options

The Company's stock option grants are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

A summary of the option transactions for fiscal 2011, 2010, and 2009 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value Fair *(in thousands)*	Weighted Average Grant Date Value
2011					
Outstanding at beginning of period	2,494,082	$ 10.86	—	$ 68,797	$ 7.31
Granted	—	$ —	—	$ —	$ —
Exercised	(1,250,735)	$ 11.39	—	$ 10,443	$ 8.24
Forfeited or expired	(111,350)	$ 19.50	—	$ 2,109	$ 13.30
Outstanding at end of period	**1,131,997**	$ 9.42	3.39	$ 32,851	$ 5.70
Exercisable at end of period	856,997	$ 9.30	1.77	$ 24,972	$ 6.19
Nonvested at end of period	275,000	$ 9.79	8.44	$ 7,879	$ 4.17
Nonvested expected to be exercised	247,500	$ 9.79	8.45	$ 7,227	$ 4.17
2010					
Outstanding at beginning of period	2,556,723	$ 10.89	—	$ 13,569	$ 7.62
Granted	275,000	$ 9.79	—	$ 1,719	$ 4.17
Exercised	(277,110)	$ 9.82	—	$ 1,112	$ 6.80
Forfeited or expired	(60,531)	$ 12.11	—	$ 248	$ 8.53
Outstanding at end of period	**2,494,082**	$ 10.86	2.82	$ 13,314	$ 7.31
Exercisable at end of period	2,219,082	$ 10.99	2.00	$ 11,596	$ 7.70
Nonvested at end of period	275,000	$ 9.79	9.44	$ 1,719	$ 4.17
2009					
Outstanding at beginning of period	2,720,121	$ 10.79	—	$ 1,473	$ 7.56
Granted	—	$ —	—	$ —	$ —
Exercised	(92,648)	$ 6.95	—	$ 459	$ 4.88
Forfeited or expired	(70,750)	$ 12.45	—	$ 3	$ 8.90
Outstanding at end of period	**2,556,723**	$ 10.89	2.94	$ 1,283	$ 7.62
Exercisable at end of period	2,556,723	$ 10.89	2.94	$ 1,283	$ 7.62
Nonvested at end of period	—	$ —	—	$ —	$ —

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following; the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a United States Treasury Bond due in the number of years equal to the option's expected term. The estimated option term is calculated based upon the simplified method set out in ASC 718 - Compensation – Stock Compensation. The Company uses the simplified method to determine the estimated option term because it lacks sufficient historical share option exercise data. To determine expected volatility, the Company analyzes the historical volatility of its stock over the expected term of the option.

The Company granted 275,000 stock options during fiscal 2010. The Company did not grant any stock options during fiscal 2011 or fiscal 2009. No stock options vested during fiscal 2011 or 2010. The weighted average assumptions used to determine the grant-date fair value for stock options for fiscal 2010 are as follows:

	2010
Risk-free interest rate	3.07%
Expected dividend yield	3.68%
Expected life	7 years
Volatility factor	58%

During fiscal 2011, 2010, and 2009, the Company received proceeds of approximately $14.2 million, $2.7 million, and $644,000, respectively, and issued 1,250,735, 277,110, and 92,648 shares of common stock, respectively, pursuant to employee exercises of stock options.

Restricted Stock

The Company's restricted stock grants are accounted for as equity awards. The expense is based on the price of the Company's common stock on the date the restricted stock award is granted, and is recognized on a straight-line basis over the requisite service period. The Company's restricted stock agreements do not contain any post-vesting restrictions.

A summary of the restricted stock grants is as follows:

2011	**Restricted Stock Grants**	**Weighted Average Grant Date Fair Value**
Nonvested at beginning of period	**183,797**	**$ 10.87**
Granted	**114,340**	**$ 22.97**
Vested	**(105,967)**	**$ 12.05**
Forfeited	**(1,557)**	**$ 13.44**
Nonvested at end of period	**190,613**	**$ 17.45**
Nonvested expected to vest	**174,333**	**$ 17.42**

2010	**Restricted Stock Grants**	**Weighted Average Grant Date Fair Value**
Nonvested at beginning of period	235,562	$ 10.66
Granted	55,856	$ 12.01
Vested	(87,872)	$ 11.31
Forfeited	(19,749)	$ 9.64
Nonvested at end of period	**183,797**	$ 10.87

2009	**Restricted Stock Grants**	**Weighted Average Grant Date Fair Value**
Nonvested at beginning of period	213,177	$ 11.07
Granted	87,070	$ 10.27
Vested	(61,370)	$ 11.55
Forfeited	(3,315)	$ 10.85
Nonvested at end of period	**235,562**	$ 10.66

Employee Stock Purchase Plan

The Company's 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 3,070,000 shares of its common stock. On September 14, 2009, the stockholders voted to increase the number of shares authorized for issuance under the ESPP from 820,000 shares to 3,070,000 shares, effective February 1, 2010. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends on the last day of January and July of each year.

To estimate the fair value of shares issued under its ESPP, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an ESPP share at the beginning of the plan period based on the following: the price of the underlying stock on the first day of the plan period; the estimated dividend yield; a "risk-free" interest rate; the term of the plan period (six months); and the expected volatility. For the "risk-free" interest rate, the Company uses a United States Treasury Bond due in six months. To determine expected volatility, the Company analyzes the historical volatility of its stock over the 6 months prior to the first day of the plan period.

A total of 132,933, 170,271, and 150,712 shares of the Company's common stock were issued under the ESPP in fiscal 2011, 2010, and 2009, respectively. The issuance of the common stock resulted in proceeds to the Company of $1.5 million, $1.3 million, and $1.1 million, respectively.

The weighted average assumptions to determine the value for ESPP shares for fiscal 2011, 2010, and 2009 are as follows:

	Plan Period Starting February 2011	Plan Period Starting August 2010	Plan Period Starting February 2010	Plan Period Starting August 2009	Plan Period Starting February 2009	Plan Period Starting August 2008
Risk-free interest rate	0.18%	0.20%	0.17%	0.28 %	0.39%	1.88%
Expected dividend yield	1.35%	2.60%	2.95%	3.70%	0.00%	0.00%
Expected life	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years
Volatility factor	51%	40%	41%	70 %	88%	42%

3. ACQUISITION OF DSAUDITOR FROM EMBARCADERO TECHNOLOGIES, INC.

On August 25, 2010, the Company acquired substantially all the assets associated with the DSAuditor product line from Embarcadero Technologies, Inc., or Embarcadero, a privately held software company headquartered in San Francisco, California. The Company paid approximately $2.3 million cash to Embarcadero to acquire such assets. An initial payment of $25,000 was made in September 2009, and the remaining purchase price of $2.25 million was made in August 2010. DSAuditor is a software product that provides visibility into database activity and performance. The acquisition contributed key capabilities to the Company's product portfolio for application performance management.

The DSAuditor product line acquisition was accounted for as a business combination in accordance with the guidance outlined in ASC Topic 805. The operating results associated with the DSAuditor product line from August 25, 2010 and the transaction-related professional services costs have been included in the Company's condensed consolidated statements of operations for the year ended March 31, 2011. The acquisition date fair value of the total consideration transferred was approximately $2.3 million.

The following table summarizes the estimated fair values of the DSAuditor product line acquired and liabilities assumed on the acquisition date:

	At August 25, 2010 *(in thousands)*	Amortization Method	Useful Life
Property and equipment, net	$14	Straight-line	1 month – 3 years
Deferred revenue	(79)		
Identifiable intangible assets:			
Developed technology – DS Auditor	1,458	Straight-line	5 years
Trade names and trademark	47	Straight-line	5 years
Customer relationships	27	Straight-line	5 years
Non-compete agreements	16	Straight-line	1 year
Total identifiable assets	**1,483**		
Goodwill	767		
Net assets acquired	**$ 2,250**		

Intangible Assets

Intangible assets consist primarily of the developed technology associated with the DSAuditor product acquired. The Company determined that estimated acquisition date fair value of the DSAuditor developed technology was approximately $1.5 million. The Company utilized an income approach known as the Relief-From-Royalty Method to value the acquired developed technology assets.

Goodwill

The excess of the consideration transferred over the fair values assigned to the assets acquired and liabilities assumed was $767,000, which represents the goodwill resulting from the acquisition. The Company will test goodwill for impairment on an annual basis, or sooner if deemed necessary. As of March 31, 2011, there were no changes in the recognized amount of goodwill resulting from the acquisition of the DSAuditor product line.

4. MARKETABLE SECURITIES

At March 31, 2011, marketable securities consisted of United States Treasury bills and United States Treasury notes with original maturities greater than three months and less than one year. The Company did not hold any marketable securities at March 31, 2010.

The following table summarizes the Company's marketable securities at March 31, 2011:

	March 31, 2011		
	Amortized Cost	Gross Unrealized Gains *(in thousands)*	Market Value
United States government obligations	$ 31,428	$ 4	$ 31,432
Total	**$ 31,428**	**$ 4**	**$ 31,432**

5. FAIR VALUE

The following table details the fair value measurements within the three levels of fair value hierarchy of the Company's financial assets, consisting of cash, cash equivalents, and marketable securities at March 31, 2011 and 2010:

Fair Value Measurement at March 31, 2011 Using	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
		(in thousands)		
Cash	$ 30,821	$ 30,821	$ —	$ —
Money market funds	48,976	48,976	—	—
United States government obligations included in cash & cash equivalents	3,499	3,499	—	—
United States government obligations included in marketable securities	31,432	31,432	—	—
Total	**$ 114,728**	**$ 114,728**	**$ —**	**$ —**

Fair Value Measurement at March 31, 2010 Using	Total Fair Value	Level 1	Level 2	Level 3
		(in thousands)		
Cash	$ 21,545	$ 21,545	$ —	$ —
Money market funds	83,136	83,136	—	—
Total	**$ 104,681**	**$ 104,681**	**$ —**	**$ —**

At March 31, 2011 and 2010, the Company valued money market funds and United States government obligations using a Level 1 valuation because market prices in active markets for identical assets were readily available. The per-share net asset value of the Company's money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2011 and 2010, there were no withdrawal limits on redemptions for any of the money market funds that the Company holds. The Company did not value any financial assets using Level 2 or Level 3 valuations at March 31, 2011 or 2010.

6. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consisted of the following:

	March 31, 2011 *(in thousands)*		
Intangible Asset	**Carrying Value**	**Accumulated Amortization**	**Net Value**
Acquired and purchased technology	$ 14,823	$ 10,556	$ 4,267
Customer relationships	724	635	89
Acquired workforce asset	838	687	151
Total	**$ 16,385**	**$ 11,878**	**$ 4,507**

	March 31, 2010 *(in thousands)*		
Intangible Asset	**Carrying Value**	**Accumulated Amortization**	**Net Value**
Acquired and purchased technology	$13,275	$ 8,596	$ 4,679
Customer relationships	724	545	179
Acquired workforce asset	837	586	251
Total	**$ 14,836**	**$ 9,727**	**$ 5,109**

Acquired and purchased intangible assets resulted in amortization expense for fiscal 2011, 2010 and 2009 of $2.2 million, $2.0 million, and $2.4 million, respectively. Amortization expense from acquired and purchased technology and customer relationships is included in cost of revenue in the consolidated statements of operations. Amortization expense from the acquired workforce asset is included in research and development expenses in the consolidated statements of operations. The Company amortizes acquired and purchased technology on a straight-line basis over their expected useful lives of three to five years. The customer relationships and workforce assets that the Company purchased from Network Physics are amortized on an accelerated basis over their expected useful lives of four and one-half years and five years, respectively. The Company currently expects future amortization expense attributable to these intangible assets of $2.2 million in fiscal 2012, $1.3 million in fiscal 2013, $487,000 in fiscal 2014, $351,000 in fiscal 2015, and $102,000 in fiscal 2016.

Goodwill is primarily derived from the Company's acquisitions of DS Auditor in August 2010, Altaworks in October 2004, WDM NetDesign in January 2002, and NetMaker in March 2001. The Company has made no impairment adjustment to goodwill since recording goodwill in fiscal 2001.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2011 and 2010:

	2011	2010
	(in thousands)	
Computer equipment	**$ 13,499**	$ 11,389
Leasehold improvements	**10,150**	10,038
Construction in progress	**71**	—
Purchased software	**4,428**	4,331
Office furniture and equipment	**1,776**	1,770
Total	**29,924**	27,528
Less: accumulated depreciation	**(17,223)**	(14,283)
Property and equipment, net	**$ 12,701**	$ 13,245

Depreciation expense for fiscal 2011, 2010, and 2009 was $3.6 million, $3.4 million, and $3.1 million, respectively.

8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at March 31, 2011 and 2010:

	2011	2010
	(in thousands)	
Accrued compensation and bonuses	**$ 9,361**	$ 6,867
Accrued sales tax/VAT	**1,222**	500
Accrued inventory	**990**	815
Other	**3,125**	2,750
Total	**$ 14,698**	$ 10,932

9. INCOME TAXES

The components of the provision for income taxes for the years ended March 31, 2011, 2010, and 2009, were as follows:

	2011	2010	2009
		(in thousands)	
Current provision:			
Federal	**$ 5,390**	$ 1,832	$ 2,164
State	**1,501**	544	744
Foreign	**356**	166	451
Total current provision	**7,247**	**2,542**	**3,359**
Deferred benefit:			
Federal	**(804)**	(339)	(320)
State	**(179)**	(58)	(88)
Foreign	**(14)**	69	(23)
Total deferred benefit	**(997)**	(328)	(431)
Total provision for income taxes	**$ 6,250**	**$ 2,214**	**$ 2,928**

At March 31, 2011 and 2010, the components of the Company's deferred tax assets and deferred tax liabilities were as follows:

	2011	2010
	(in thousands)	
Deferred tax assets:		
Accrued expenses	**$ 1,587**	$ 1,623
Deferred revenue	**1,232**	1,183
In-process research and development	**99**	119
Deferred rent	**991**	978
Research and development tax credit carryforward	**1,252**	1,224
Accelerated book amortization of acquired technology	**2,496**	1,901
Bad debt reserve	**133**	129
Federal net operating loss carryforward	**12,833**	12,887
Foreign net operating loss carryforward	**—**	7
Deferred stock based compensation	**784**	831
Other temporary differences	**22**	25
Gross deferred tax assets	**21,429**	20,907
Less: valuation allowance	**(13,289)**	(13,289)
Total deferred tax asset	**8,140**	**7,618**
Deferred tax liabilities:		
Tax amortization of goodwill	**(2,815)**	(2,522)
Accelerated depreciation	**(450)**	(335)
Tax accounting for unbilled accounts receivable	**(131)**	(1,053)
Total deferred tax liabilities	**(3,396)**	(3,910)
Net deferred tax asset	**$ 4,744**	**$ 3,708**

ASC 740 requires that the Company assess the realizability of deferred tax assets at the end of each reporting period. These assessments generally consider several factors including the reversal of existing deferred tax asset and liability temporary differences, projected future taxable income, tax planning strategies, and historical and future book income adjusted for permanent book to tax differences. As stated below, the Company has established a valuation allowance related to a portion of the deferred tax asset associated with the Altaworks transaction due to limitations under Section 382 of the Internal Revenue Code. The Company believes that it is more likely than not that the remaining net deferred tax asset of $4.7 million will be realized, based upon its history of profitability, estimates of future taxable income, and the period over which the tax benefits can be realized.

The provision for income taxes for fiscal 2011, 2010, and 2009 differs from the amount computed by applying the statutory United States Federal income tax rate to income before taxes as a result of the following:

	2011	**2010**	**2009**
Statutory United States Federal rate	**34.0%**	34.0%	34.0%
Increase (decrease) in taxes resulting from:			
State income taxes —net of Federal benefit	**4.5**	4.8	4.7
Nondeductible meals and entertainment	**0.4**	0.7	0.6
Nondeductible fines and penalties	**0.1**	0.4	—
Nondeductible expenses - other	—	—	0.1
Nondeductible stock compensation	**0.4**	2.1	2.0
Section 199 deduction	**(1.9)**	(2.2)	(2.4)
Tax credits	**(5.4)**	(10.7)	(7.1)
Provision to return true-ups (permanent items)	**0.6**	(1.5)	3.5
Foreign tax expense	**0.9**	0.8	2.4
Changes in carrying rate of deferreds	—	0.2	—
Other	**0.7**	0.1	1.2
Uncertain tax positions	**(0.1)**	(0.3)	(0.4)
Foreign tax rate differential	**(0.7)**	(0.9)	(0.4)
Effective tax rate	**33.5%**	**27.5%**	**38.2%**

The increase in the Company's effective tax rate in fiscal 2011 from fiscal 2010 was primarily due to a decrease in tax credits as a percentage of pre-tax net income. The decrease in the Company's effective tax rate in fiscal 2010 from fiscal 2009 was primarily due to an increase in tax credits and a decrease in foreign tax expense.

As part of the Altaworks Corporation acquisition, the Company received a federal net operating loss carryforward of approximately $38.8 million and a research and development credit carryforward of approximately $1.2 million. The related deferred tax assets at March 31, 2011 total $14.0 million and will expire between 2019 and 2024. These tax assets are subject to an annual limitation under Section 382 of the Internal Revenue Code. Because of the limitation imposed, management believes it is more likely than not that a portion of the assets will not be realized and has placed a valuation allowance of $13.3 million against that portion.

At March 31, 2011, the Company had cumulative undistributed earnings of foreign subsidiaries, for which no United States income or foreign withholding taxes have been recorded, of approximately $4.1 million, which have been reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States tax credits for foreign taxes already paid.

ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. The Company continually reviews tax laws, regulations and guidance in order to properly record any uncertain tax positions. At March 31, 2011, the gross unrecognized benefit related to uncertain tax positions was $691,000, $669,000 of which would favorably affect the effective income tax rate in future periods. The total amount of gross unrecognized tax benefits related to uncertain tax benefits as of April 1, 2010 was $786,000. Of this total, $761,000 represents the amount of unrecognized tax benefits (net of federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in any future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2011, 2010, and 2009 follows:

	2011	2010	2009
		(in thousands)	
Beginning balance	**$ 786**	$ 804	$ 838
Gross decreases - prior period tax positions	—	45	—
Gross increases - current period tax positions	**154**	150	139
Gross increases - prior period tax positions	**60**	—	—
Settlements	**(106)**	(19)	—
Lapse of statute of limitations	**(203)**	(197)	(159)
Foreign currency translation adjustment	—	3	(14)
Ending balance	**$ 691**	**$ 786**	**$ 804**

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that the Company operates:

Australia	FY08 – FY09
Belgium	FY08 – FY10
France	FY07 – FY10
Germany	FY05 – FY09
Singapore	FY08 – FY10
United Kingdom	FY10
United States	FY08 – FY10
Maryland	FY07 – FY10

The Company's continuing practice is to recognize interest, if any, related to income tax matters in interest expense in its consolidated statements of operations and penalties as part of general and administrative expense in its consolidated statements of operations. During fiscal 2011, the Company recognized $9,000 in potential interest expense associated with uncertain tax positions. During fiscal 2010, the Company recognized $6,000 in potential interest expense associated with uncertain tax positions and reversed $13,000 associated with potential claims barred by the statute of limitations. During fiscal 2009, the Company recognized $4,000 in potential interest expense associated with uncertain tax positions

and reversed $17,000 associated with potential claims barred by the statute of limitations. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2011 was $17,000 and $107,000, respectively.

The Company believes it is reasonably possible that changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of its state and local income taxes. In the aggregate, the Company believes the liability for uncertain tax positions could decrease by $30,000 in the next twelve months.

The Company is currently under an income tax audit in Germany for fiscal 2005 through 2007.

10. COMMITMENTS AND CONTINGENCIES

The Company's corporate office and principal facilities are located in Bethesda, Maryland and consist of approximately 82,000 square feet of office space held under two leases. The office space consists of approximately 60,000 square feet and has been renewed through January 31, 2021, exclusive of renewal options. The lease provides for one renewal option (at the option of the landlord) for not less than three and one half years and not more than ten years. The lease also provides for a short-term extension at January 31, 2021 (at the option of the tenant) of three months. The monthly rent for the first lease year is $201,000, and is subject to escalation of 3.75% each year. The lease also requires the Company to maintain a security deposit of approximately $471,000 in the form of a bank letter of credit.

In addition, the Company leases additional office space under non-cancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the consumer price index. Total rent expense under all leases for fiscal 2011, 2010, and 2009 was $5.2 million, $5.1 million, and $5.0 million, respectively. At March 31, 2011, future minimum lease payments required under non-cancelable leases were as follows (in thousands):

Year ending March 31,	
2012	$ 5,050
2013	5,234
2014	4,831
2015	4,838
2016	4,790
Thereafter	22,644
Total minimum lease payments	**$ 47,387**

The Company accounts for guarantees in accordance with ASC 460 Guarantees, or ASC 460. ASC 460 elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The provisions related to recognizing a liability at inception of the guarantee do not apply to product warranties or indemnification provisions in the Company's software license agreements.

Under the terms of substantially all of the Company's license agreements, it has agreed to defend and pay any final judgment against its customers arising from claims against such customers that the Company's software products infringe the intellectual property rights of a third party. To date: i) the Company has not received any notice that any customer is subject to an infringement claim arising from the use of its software products, ii) the Company has not received any request to defend any customers from infringement claims arising from the use of its software products, and iii) the Company has not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of its software products. Because the outcome of infringement disputes are related to the specific facts in each case, and given the lack of previous or current indemnification claims, the Company cannot estimate the maximum amount of potential future payments, if any, related to its indemnification provisions. However, the Company reasonably believes these indemnification provisions will not have a material adverse effect on its operating performance or financial condition. As of March 31, 2011, the Company has not recorded any liabilities related to these indemnifications.

The Company's standard license agreement includes a warranty provision for software products. The Company generally warrants for the first ninety days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer system. The Company provides for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date, the Company has not had any material costs associated with these warranties.

The Company is involved in other claims and legal proceedings arising from its normal operations. The Company does not expect these matters, individually or in the aggregate, to have a material effect on its financial condition, results of operations, or cash flows.

11. CREDIT AGREEMENTS AND NOTES PAYABLE

Effective June 10, 2002, the Company entered into a credit facility with a commercial bank. The credit facility permitted the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10.0 million in the aggregate. As of March 31, 2011, the lender under our credit facility had issued letters of credit in favor of the beneficiaries under a number of our operating leases and a guarantee to satisfactorily complete a long-term professional services contract in the aggregate amount of $3.5 million. The long-term professional services contract was completed in fiscal 2012. Upon a default, as defined in the respective office

lease agreement, the applicable landlord has the right to draw upon its letter of credit in whole or in part. Interest under this facility, including interest on any amounts drawn under the letters of credit, is payable monthly at an annual rate of 1.25%. The credit facility is collateralized by the Company's accounts receivable.

12. EMPLOYEE BENEFIT PLAN

Effective August 1, 1993, the Company established a 401(k) retirement plan, or the Plan, covering all eligible employees, as defined. Eligible employees who are at least 21 years old may participate. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions. The Company makes matching contributions and may make discretionary contributions. Employee contributions and discretionary contributions made by the Company are 100% vested immediately. In general, the Company's matching and discretionary contributions vest ratably over a five-year period. The Company's expense under this Plan for fiscal 2011, 2010, and 2009 was $1.3 million, $1.1 million, and $1.4 million, respectively.

13. EARNINGS PER SHARE

On April 1, 2009, the Company adopted FSP EITF 03-6-1 (as codified in ASC 260). This FSP addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation in computing earnings per share using the two-class method under ASC 260. FSP EITF 03-6-1 requires nonvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. The Company's participating securities include nonvested restricted stock. FSP EITF 03-6-1 was applied retrospectively and therefore prior period information was adjusted.

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share for fiscal 2011, 2010, and 2009:

	2011	2010	2009
	(dollars in thousands, except per share amounts)		
Net income (numerator):			
Basic and diluted net income attributable to common stockholders	**$ 12,401**	$ 5,823	$ 4,732
Dividends paid on nonvested restricted stock	**(183)**	(72)	—
Undistributed earnings attributable to nonvested restricted stock	—	—	(44)
Net income available to common stockholders excluding nonvested restricted stock	**$ 12,218**	$ 5,751	$ 4,688
Shares (denominator):			
Weighted average common shares outstanding – basic	**21,428,618**	20,529,036	20,296,165
Effect of other dilutive securities - options	**701,040**	261,438	237,212
Weighted average diluted shares outstanding	**22,129,658**	20,790,474	20,533,377
Net income per common share:			
Basic	**$ 0.57**	$ 0.28	$ 0.23
Diluted	**$ 0.55**	$ 0.28	$ 0.23

The weighted average diluted shares outstanding during any period does not include shares issuable upon exercise of any stock option where the exercise price of the stock option is greater than the average market price because including them would be anti-dilutive. There were no options with an anti-dilutive effect during fiscal 2011. Options for the purchase of 1,036,800 and 1,745,390 common shares were excluded from the weighted average diluted shares outstanding for fiscal 2010 and 2009, respectively, because their effect was anti-dilutive.

14. STOCKHOLDERS' EQUITY

Treasury Stock

On January 31, 2005, the Company announced that the Board had authorized the repurchase of up to 1,000,000 shares of the Company's common stock from time to time on the open market or in privately negotiated transactions. On February 4, 2008, the Company announced that the Board had authorized the repurchase of an additional 1,000,000 shares of the Company's common stock under the stock repurchase program. This stock repurchase program does not have a specified termination date. Any repurchased shares will be available for use in connection with the Company's stock plans or other corporate purposes. The Company expended $3.6 million, $2.3 million, and $955,000 to purchase 223,399, 186,550, and 75,724 shares during fiscal 2011, 2010, and 2009, respectively, at an average price of $16.26, $12.27, and $12.61.

Restricted stock shares withheld from employees to satisfy the minimum statutory withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the year are included in these totals.

As of March 31, 2011, the Company had repurchased 1,521,360 shares of common stock under the stock repurchase program.

Dividend

The Company did not declare or pay any dividends in fiscal 2009. The following table summarizes the Company's quarterly cash dividend payments for fiscal 2011 and 2010 and the one-time special dividend payment in November 2010:

Declaration Date	Stockholder Record Date	Payment Date	Amount per Share
May 13, 2009	June 15, 2009	June 29, 2009	$0.09
July 30, 2009	September 15, 2009	September 29, 2009	$0.09
October 28, 2009	December 15, 2009	December 30, 2009	$0.09
January 27, 2010	March 15, 2010	March 30, 2010	$0.09
May 5, 2010	June 15, 2010	June 30, 2010	$0.10
August 4, 2010	September 14, 2010	September 29, 2010	$0.10
October 27, 2010	November 14, 2010	November 30, 2010	$0.75
October 27, 2010	December 7, 2010	December 21, 2010	$0.10
January 26, 2011	March 16, 2011	March 30, 2011	$0.10

The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's financial performance and available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

15. COMPREHENSIVE INCOME

Comprehensive income includes net income, foreign currency translation adjustments, and net unrealized (losses)/gains on marketable securities. The components of comprehensive income for fiscal 2011, 2010, and 2009, net of tax, are as follows:

	2011	2010	2009
Net income	**$ 12,401**	$ 5,823	$ 4,732
Foreign currency translation adjustments	**346**	172	(1,712)
Net unrealized gains on marketable securities	**4**	—	381
Total comprehensive income	**$ 12,751**	$ 5,995	$ 3,401

Accumulated other comprehensive loss includes foreign currency translation adjustments and net unrealized (losses)/gains on marketable securities. The components of accumulated other comprehensive (loss) income at March 31, 2011 and 2010, net of tax, are as follows:

	2011	2010
Foreign currency translation adjustments	**$ (653)**	$ (999)
Net unrealized gains on marketable securities	**4**	—
Total accumulated other comprehensive loss	**$ (649)**	$ (999)

16. BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company operates in one industry segment, the development and sale of computer software programs and related services. The chief operating decision maker evaluates the performance of the Company using one industry segment. For the years ended March 31, 2011, 2010, and 2009, revenue from transactions with United States government agencies was approximately 32.5%, 39.9%, and 35.3% of total revenue, respectively. No single customer accounted for 10% or more of revenue for fiscal 2011, 2010, or 2009. In addition, there was no country, with the exception of the United States, where aggregate sales accounted for 10% or more of total revenue. The Company's assets were primarily held in the United States for fiscal 2011, 2010, and 2009.

Revenue by geographic destination and as a percentage of total revenue for fiscal 2011, 2010, and 2009 is as follows:

	2011	2010 *(in thousands)*	2009
Geographic Area by Destination			
United States	**$109,689**	$ 97,955	$ 96,896
International	**38,297**	28,392	25,983
	$147,986	$126,347	$122,879

Geographic Area by Destination			
United States	**74.1%**	77.5%	78.9%
International	**25.9**	22.5	21.1
	100.0%	100.0%	100.0%

17. VALUATION AND QUALIFYING ACCOUNTS

The following table sets forth activity in the Company's valuation accounts:

	Balance at Beginning of Period	Charges to Expenses	Deductions (1)	Balance at End of Period
		(in thousands)		
Accounts receivable reserve account:				
Year ended March 31, 2011	$ 336	$ 558	$ (548)	$ 346
Year ended March 31, 2010	$ 713	$ 297	$ (674)	$ 336
Year ended March 31, 2009	$ 154	$ 646	$ (87)	$ 713
Deferred tax valuation account:				
Year ended March 31, 2011	$ 13,289	$ —	$ —	$ 13,289
Year ended March 31, 2010	$ 13,289	$ —	$ —	$ 13,289
Year ended March 31, 2009	$ 13,289	$ —	$ —	$ 13,289

(1)Deductions represent write-offs of accounts receivable previously reserved and adjustments to reflect accounts receivable at net realizable value.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Year Ended March 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands, except per share data)		
Revenue	$ 31,085	$ 36,118	$ 39,678	$ 41,105
Gross profit	23,744	27,667	31,274	32,515
Income from operations	2,308	4,652	5,603	6,239
Net income	1,339	2,916	4,324	3,822
Basic net income per common share	$ 0.06	$ 0.14	$ 0.19	$ 0.18
Diluted net income per common share	$ 0.06	$ 0.13	$ 0.19	$ 0.17
Basic weighted average common shares outstanding	20,926	21,251	21,608	21,929
Diluted weighted average common shares outstanding	21,562	21,788	22,230	22,507

Year Ended March 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands, except per share data)		
Revenue	$ 27,727	$ 30,628	$ 33,555	$ 34,437
Gross profit	19,927	22,876	25,482	26,057
(Loss) income from operations	(624)	2,203	3,430	3,098
Net (loss) income	(359)	1,533	2,340	2,309
Basic net (loss) income per common share	$ (0.02)	$ 0.07	$ 0.11	$ 0.12
Diluted net (loss) income per common share	$ (0.02)	$ 0.07	$ 0.11	$ 0.12
Basic weighted average common shares outstanding	20,439	20,520	20,536	20,622
Diluted weighted average common shares outstanding	20,439	20,718	20,818	21,153

19. INTEREST AND OTHER (EXPENSE) INCOME, NET

The components of interest and other (expense) income, net, for fiscal 2011, 2010, and 2009 were as follows:

	2011	2010	2009
	(in thousands)		
Interest income	**$ 90**	$ 52	$1,004
Interest expense	**(31)**	(4)	(25)
Other income	**—**	—	267
Other expense	**(210)**	(118)	—
Interest and other (expense) income, net	**$ (151)**	**$ (70)**	**$1,246**

20. SUBSEQUENT EVENT

On May 4, 2011, the Board approved a quarterly cash dividend in the amount of $0.12 per share, which will be paid on June 29, 2011 to stockholders of record as of the close of business on June 15, 2011. The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's financial performance and available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.



CORPORATE INFORMATION

DIRECTORS



Marc A. Cohen
Chairman of the Board and Chief Executive Officer



Alain J. Cohen
President and Chief Technology Officer



Steven G. Finn, Ph.D.
Principal Research Scientist and Lecturer, Massachusetts Institute of Technology



Ronald W. Kaiser
Independent Director



William F. Stasior
Senior Chairman Booz Allen Hamilton, Inc.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Monday, September 12, 2011 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

FORM 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge on our Web site.

MARKET INFORMATION

Our common stock trades on the Nasdaq National Market under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

Quarterly Common Stock-Price for the Years Ended March 31

	2011		2010	
Quarter ended	**High**	**Low**	**High**	**Low**
June 30	**$ 17.12**	**$ 14.46**	$ 10.75	$ 6.92
September 30	**19.60**	**13.01**	11.56	8.24
December 31	**27.28**	**16.80**	12.70	10.01
March 31	**39.00**	**24.38**	16.20	11.70

On May 4, 2011, the Board approved a quarterly cash dividend in the amount of $0.12 per share, which was paid on June 29, 2011 to stockholders of record as of the close of business on June 15, 2011.

The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including our financial performance and available cash resources, our cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for us. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

COMPARATIVE STOCK PERFORMANCE

The graph below compares the cumulative total stockholder return on the Common Stock of the Company from March 31, 2006 to March 31, 2011 with the cumulative total return of (i) the NASDAQ National Market and (ii) the NASDAQ Computer & Data Processing Index. The graph assumes the investment of $100.00 on March 31, 2006 in the Company's Common Stock, the NASDAQ National Market, and the NASDAQ Computer & Data Processing Index, and in each case assumes that any dividends are reinvested.



* $100 invested on 3/31/06 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

EXECUTIVE OFFICERS

Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President
and Chief Technology Officer

Mel F. Wesley
Vice President
and Chief Financial Officer

INVESTOR RELATIONS

Mel F. Wesley
ir@opnet.com

INDEPENDENT AUDITOR

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

TRANSFER AGENT

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
Plaza Level
New York, NY 10038

LEGAL COUNSEL

Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190

CORPORATE HEADQUARTERS

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com
www.opnet.com
NASDAQ: OPNT





7255 Woodmont Avenue

Bethesda, Maryland 20814, USA

phone: (240) 497-3000

email: info@opnet.com

Investor Relations: ir@opnet.com

www.opnet.com

ALL TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS. © 2011 OPNET Technologies, Inc. All rights reserved.